Filed pursuant to Rule 424(b)(3)
File No. 333-132906
PROSPECTUS

8,312,603 Shares

SHENGDATECH, INC.

Common Stock

This prospectus relates to shares of common stock of ShengdaTech, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 8,312,603 shares of our common stock.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the over the counter stock market or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is listed on the OTC Bulletin Board under the symbol “SGAT.OB.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16 , 2007.

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Our Company

We are a leading manufacturer and supplier of nano precipitated carbonated calcium, or “NPCC,” for tires, plastics, paints and papers in China. We sell our NPCC products directly to leading tire and plastics manufacturers in Northern China. We also manufacture coal-based chemicals including ammonia bicarbonate, liquid ammonia, methanol and melamine. Our coal-based chemicals are delivered directly to our customers or through distributors in Shandong Province, China.

Our Reorganization and Corporation Structure

In March of 2006, our company completed a reverse acquisition of Faith Bloom Limited, a British Virgin Islands company, as a result of which Faith Bloom became our wholly-owned subsidiary and is deemed to be the accounting acquiror of our company. In December of 2005, Faith Bloom completed a reorganization in which it acquired Shandong Haize Nano Co. Ltd. and Shandong Bangsheng Chemical Co. Ltd. as Faith Bloom’s wholly-owned subsidiaries. Except as expressly stated otherwise, all financial information contained in this prospectus has been restated on a retroactive basis to present the reorganizations as though they had been in place for all periods presented. The functional currency of our operating subsidiaries in the PRC is the Chinese Yuan Renminbi (“CNY”); however, our consolidated financial statements have been expressed in United States Dollars (“USD”). The consolidated balance sheets have been translated into USD at the exchange rates prevailing at each balance sheet date. The consolidated statements of operations have been translated using the weighted average exchange rates prevailing during the operating periods of each statement. In addition, all share information contained in this prospectus gives effect to a one-for- two reverse split of our common stock effected in February 2006. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Reorganization” and Note 1 to our consolidated financial statements contained elsewhere in this prospectus for a more detailed description of these reorganizations.

On January 3, 2007, we amended our articles of incorporation to change the name of our company from Zeolite Exploration Company to ShengdaTech, Inc.

Our Market Opportunity

The market for our NPCC products is large and growing rapidly as China . As an example of their increased applications, we have developed new NPCC products for paints and papers and completed initial tests with potential customers. All of these additional applications will broad our customer base and increase our growth potential. .With China’s continued economic success, we believe the market for our NPCC products will continue to grow. Our goal is to capitalize on the growing market for NPCC products.

Critical elements of our approach include:

•	Focusing on the market for NPCC products: We believe our focus on NPCC products enables us to have higher profit margins and bigger market than our coal based chemicals.

•
Developing advanced technologies for manufacturing NPCC products: Our experienced research and development team coupled with our partnership with universities in China focuses on developing new technologies for NPCC products characterized by high quality and low cost.

•
Developing new NPCC products: To increase the applications of our NPCC products, we develop new proprietary formulas that can be applied in other industries. We believe our broad range of NPCC products offers a high quality and low cost solution to our customers’ requirements.

•	Increase our NPCC production capacity: The market for our NPCC products continues to grow and we intend to increase our capacity to meet the demand.

Our Competitive Strengths

 We believe we have the following strengths:

•	Cutting-edge NPCC manufacturing technology.

•	Proprietary NPCC modification formulas.

•	Strategic alliances with universities.

•	Greater capacity to meet the NPCC demand.

•	Stable and low-cost supply of high quality limestone.

Our Strategy

Our objective is to become the leading supplier of NPCC products, with an initial focus on China. Our key strategies to achieve this objective include the following:

•	Expand our capacity to meet demand.

•	Achieve low production cost.

•	Provide high quality products.

•	Develop cutting-edge products through research and development.

•	Build a strong management team.

•	Build a broad customer base.

Risk Factors

An investment in our common stock involves a high degree of risk. The following risks, as well as the other risks discussed in “Risk Factors,” should be carefully considered before participating in this offering:

•	Our NPCC products have limited application.

•	Our revenues from chemical products depend heavily on government policies.

•	Our chemical manufacturing business is highly risky and hazardous.

•	The cost of our raw materials fluctuates significantly.

•	Expansion of our business may put added pressure on our management and operational infrastructure

•	Our business depends on our ability to protect our intellectual property effectively.

•	We receive a significant portion of our revenues from a small number of customers.

•	Some of our chemical products experience a glut of supply.

•	Our NPCC business depends significantly on the tire industry.

•	We extend relatively long payment terms for accounts receivable.

•	We have difficulties attracting highly-trained personnel.

Corporate Information

We were incorporated in Nevada in 2001. Our immediate subsidiary, Faith Bloom Ltd., was incorporated in the British Virgin Islands in 2005. Our operating subsidiaries, Shandong Haize Nanomaterials Co., Ltd. and Shandong Bangsheng Chemicals Co., Ltd., were incorporated in China in 2004. Our principal executive offices are located at Youth Pioneer Park, Tai’an Economic and Technological Development Zone, Tai’an City, Shandong Province 271000, People’s Republic of China or at 86-538-856-0609. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “ShengdaTech” “we,” “us” and “our” refer to ShengdaTech, Inc. and its wholly owned subsidiaries on a consolidated basis.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2005, and the actual summary consolidated balance sheet data as of December 31, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Consolidated Statement of Operations Data:				(unaudited)	(unaudited)
Revenue:
Chemical	$22,329,209	$37,369,278	$43,985,596	32,525,513	36,799,991
Nano-material	7,928,481	12,741,169	14,613,733	10,732,980	12,618,138
Total revenue	30,257,690	50,110,447	58,599,329	43,258,493	49,418,129
Cost of Revenue:
Chemical	19,280,693	28,526,258	31,752,100	23,265,359	27,745,756
Nano-material	5,087,965	8,124,449	9,264,339	6,835,139	7,971,707
Total cost of revenue	24,368,658	36,650,707	41,016,439	30,100,498	35,717,463
Gross Profit	5,889,032	13,459,740	17,582,890	13,157,995	13,700,666
Operating expenses
Sales & Marketing	463,763	763,186	865,338	628,591	751,842
General & administrative	1,098,057	926,174	967,357	686,388	1,758,507
Impairment of property and equipment	—	230,846	—	—	—
Total operating expenses	1,561,820	1,920,206	1,832,695	1,314,979	2,510,349

Income from operations	4,327,212	11,539,534	15,750,195	11,843,016	11,190,317
Other income	—	—	129,665	—	126,585
Interest Income	6,939	22,848	82,611	56,405	77,899
Interest expense	219,390	5,331	—	—	16,494
Income before provision for income taxes	4,114,761	11,557,051	15,962,471	11,899,421	11,378,307
Provision for tax	1,624,547	4,144,713	—	—	—
Net Income	$2,490,214	$7,412,338	$15,962,471	11,899,421	11,378,307

	As of December 31,		As of September 30,
	2004	2005	2006
Consolidated Balance Sheet Data:			(unaudited)
Cash and cash equivalents	$10,409,891	$10,749,300	$23,293,098
Other current assets	5,027,687	10,628,352	12,079,074
Working capital	7,906,275	16,192,912	26,419,046
Property and equipment, net	12,547,242	8,579,676	24,521,021
Total assets	35,780,306	29,957,328	59,985,052
Total liabilities	7,531,303	5,184,740	8,953,126
Total shareholder's equity	28,249,003	24,772,588	51,031,926

RISK FACTORS

You should carefully consider the following risk factors before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose part or all of your investment.

Risks Related To Our Business

Our NPCC products have limited application. We may not be able to increase the market for our NPCC products. Presently, our existing NPCC products are used as additives for tires, polyvinyl chloride (“PVC”) building materials and water based paints only. Our products, therefore, depend heavily on a limited number of industries. Our growth potential may be limited if we cannot expand the market for our NPCC products. Although we have increased our research and development to expand the range of application of our NPCC products, there is no assurance that we will succeed in our effort.

Our revenues from chemical products depend heavily on government policies. If the government changes its policies, our revenues and profit from our chemical products could decrease significantly. To boost the income of millions of Chinese farmers and enhance China’s national security, the Chinese government has instituted policies that encourage farmers in China to increase their production of grains by limiting the price of ammonium fertilizers while at the same time providing the fertilizer industry some relief, including capping the price of raw materials, providing for preferential pricing for electricity and exempting value added tax. Due to the policies, our chemical business is able to realize a profitable margin. However, the Chinese government changes its policies from time to time. If the Chinese government changes the policies currently in place that compensate our loss due to the price control, our revenues and profit from our chemical business could suffer.

Our chemical manufacturing business is highly risky and hazardous. We may face environmental and safety problems. Our chemical manufacturing process produces exhaust gas and waste water which may pollute the environment. If an accident occurs in our chemical plant, toxic gas and other pollutants could leak and cause serious pollution problems. Moreover, most of our chemical products are flammable, explosive, and dangerous and pose a threat to the health and safety of our employees and residents around our facility, and if any accident occurs during manufacturing or in transportation, there could be dire consequences.

The cost of our raw materials fluctuates significantly, which may adversely impact our profit margin and financial position. Both our NPCC and chemical businesses use coal as raw material. In the last two years, coal prices have fluctuated substantially. Although the price for coal dropped last year, it may go up again in the future due to the rapid development of the Chinese economy and the resulting huge demand for energy. If the price for coal increases again, our profit margin could decrease considerably.

Expansion of our business may put added pressure on our management and operational infrastructure impeding our ability to meet any increased demand for our NPCC products and possibly hurting our operating results. Our business plan is to significantly grow our operations to meet anticipated growth in demand for existing NPCC products. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our NPCC products by the tire industry;
•	our ability to successfully and rapidly expand sales to potential customers in response to potentially increasing demand;
•	the costs associated with such growth, which are difficult to quantify, but could be significant;
•	rapid technological change;
•	the highly competitive nature of the fine calcium carbonate industry.

If we are successful in obtaining rapid market growth of our NPCC products, we will be required to deliver large volumes of quality products to customers on a timely basis at a reasonable cost to those customers. Meeting any such increased demands will require us to expand our manufacturing facilities, to increase our ability to purchases of raw materials, to increase the size of our work force, to expand our quality control capabilities and to increase the scale upon which we produce products. Such demands would require more capital and working capital than we currently have available.

Our business depends on our ability to protect our intellectual property effectively. If any of our patents is not protected or any of our trade secrets is divulged, we may lose our competitive edge. The success of our business depends in substantial measure on the legal protection of the patents which we are licensed to use or we may co-own as a result of our joint development program with Tsinghua University in China and other proprietary rights in technology we hold. We hold licensed patents in China and have a patent application pending in China regarding technologies important to our business. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property in China where the laws may have difficulties to be enforced to protect our proprietary rights as fully as the laws of the United States. The validity and breadth of claims in patents and trade secrets involve complex legal and factual questions and, therefore, the extent of their enforceability and protection is highly uncertain. Issued patents or patents based on pending patent applications or any future patent applications or trade secrets may not exclude competitors or may not provide a competitive advantage to us. In addition, patents that are licensed to us or that may be issued to us may not be held valid if subsequently challenged and others may claim rights in or ownership of such patents. Furthermore, we cannot assure you that our competitors have not developed, or will not develop similar products, and will not duplicate our products, or will not design around any patents issued to or licensed by us.

We claim proprietary rights in various unpatented technologies, know-how, trade secrets and trademarks relating to products and manufacturing processes. We protect our proprietary rights in our products and operations through contractual obligations, including nondisclosure agreements. If these contractual measures fail to protect our proprietary rights, any advantage those proprietary rights provide to us would be negated. Our NPCC products are differently formulated for different applications. The formulas are maintained as trade secrets and are revealed only to a small number of technical and management personnel. The trade secrets provide us a competitive edge in the tire industry and no other NPCC manufacturers have successfully entered the tire industry. If any of the trade secrets are divulged, we could lose our competitive edge in the tire industry and others.

We receive a significant portion of our revenues from a small number of customers. Our business will be harmed if our customers reduce their orders from us. Our NPCC products are sold to only a small number of major customers mainly located in Shandong Province and northern China with large orders per year. Our major chemical product liquid ammonia is sold only to a small number of major customers with large orders located within a short distance of our facilities due to the fact that shipping any product long-distance will make it non-competitive in price. Although no customer individually accounted for more than 10% of our revenues for the fiscal year ended December 31, 2005 in our aggregate business, our five largest customers in several market segments such as tires and PVC accounted for approximately 51.67% and 66.23 % of our revenues from these segments in fiscal 2005 and 2004, respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer ceases purchasing. If we lose any customers and are unable to replace them with other customers that purchase a similar amount of our products, our revenues and net income would decline considerably.

Some of our chemical products experience a glut of supply. Our chemical business may suffer if the oversupply lasts for an extended period. Due to an overcapacity of production facilities and increase in foreign imports, the price for coal based chemicals, especially methanol and melamine, has decreased significantly in the last two years. Due to the low cost of our production process, this price decrease has not had a significant impact on our results. However if the oversupply lasts for an extended period, our chemical business may suffer.

Our NPCC business depends significantly on the tire industry. If the composition of tires changes and we fail to develop formulas that are applicable for the new composition, our NPCC business could be harmed. Currently, our NPCC business derives a significant amount of revenues from sales to tire manufacturers. Due to our modification technology, our modified NPCC products can be used in tire production to obtain desired properties since the current tire composition allows for calcium carbonate as additives. If the composition of tires changes in the future, our modification technology may not be able to cope with the change. As a result, our NPCC business could suffer.

We extend relatively long payment terms for accounts receivable. If any of our customers fails to pay us, our revenues may be affected as a result. As is customary in China, we extend relatively long payment terms to our customers ranging from 45 to 90 days. As a result of the size of many of our orders, these extended terms adversely affect our cash flow and our ability to fund our operations from our operating cash flow. In addition, although we attempt to establish appropriate reserves for our receivables, those reserves may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. This failure to pay timely may defer or delay further product orders from us, which may adversely affect our cash flows, sales or income in subsequent periods.

We have difficulties attracting highly-trained personnel. Our business may be harmed as a result. Our business is located in a small city where there are few institutions of higher learning. Our business, however, requires well-trained technical and engineering personnel. Experienced personnel typically tend to be concentrated in major metropolitan areas and unwilling to relocate to a small city. If we are not able to recruit the necessary experienced personnel, we could have a shortage of skilled workers and may not be able to cope with the rapid expansion of our business.

Risks Related To Our Industry

China’s commitments to the World Trade Organization may intensify competition. In connection with its accession to the World Trade Organization, China made many commitments including opening its markets to foreign products, allowing foreign companies to conduct distribution business and reduction of customs duties. As a result, foreign manufacturers may ship their NPCC products or establish manufacturing facilities in China. Competition from foreign companies may reduce profit margins and hence our business results would suffer.

Our failure to comply with ongoing governmental regulations could hurt our operations and reduce our market share. In China, the chemical industry is undergoing increasing regulations as environmental awareness increases in China. The trend is that the Chinese government toughens its regulations and penalties for violations of environmental regulations. New regulatory actions are constantly changing our industry. Although we believe we have complied with applicable government regulations, there is no assurance that we will be able to do so in the future.

If we cannot compete successfully for market share against other NPCC product companies, we may not achieve sufficient product revenues, and our business could suffer. The market for our products is characterized by intense competition and rapid technological advances. Our products compete with a multitude of products developed, manufactured and marketed by others and we expect competition from new market entrants in the future. Existing or future competing products may provide better quality, greater utility, lower cost or other benefits from their intended uses than our products, or may offer comparable performance at lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues, and our business would suffer.

Risks Related To Doing Business In China

Changes in China’s political or economic situation could harm us and our operational results. Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some changes that could have this effect are:

•	Level of government involvement in the economy;
•	Control of foreign exchange;
•	Methods of allocating resources;
•	Balance of payments position;
•	International trade restrictions; and
•	International conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in many ways. The economic reforms in China have been conducted under a tight control of the Chinese government. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Our business is largely subject to the uncertain legal environment in China and your legal protection could be limited. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involves uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses. In addition, all of our executive officers and our directors are residents of China, and substantially all the assets of these persons are located outside the U.S. As a result, it could be difficult for investors to effect service of process in the U.S., or to enforce a judgment obtained in the U.S. against us or any of these persons.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. China only recently has permitted provincial and local economic autonomy and private economic activities. Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy, or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we hold in Chinese properties.

Future inflation in China may inhibit our activity to conduct business in China. In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past ten years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively. The majority of our revenues will be settled in Renminbi and U.S. Dollars, and any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund any future business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in China authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, the business of the company, and the price of our common stock may be harmed. If we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

Risks Related To The Market For Our Stock

The trading prices of many companies that have business operations only in China have been volatile, which may result in large fluctuations in the price of our common stock and losses for investors. The stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many companies that have business operations exclusively in China. These fluctuations have often been unrelated or disproportionate to the operating performance of many of these companies. Any negative change in the public’s perception of these companies could decrease our stock price regardless of our operating results. The market price of our common stock has been and may continue to be volatile. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	actual or anticipated variations in our quarterly operating results;
•	announcements of technological innovations or new products or services by us or our competitors;
•	announcements relating to strategic relationships or acquisitions;
•	additions or terminations of coverage of our common stock by securities analysts;
•	statements by securities analysts regarding us or our industry;
•	conditions or trends in the our industry; and
•	changes in the economic performance and/or market valuations of other NPCC and chemical companies.

The prices at which our common stock trades will affect our ability to raise capital, which may have an adverse affect on our ability to fund our operations.

The offering of up to 8,312,603 shares of our common stock by selling stockholders could decrease our common stock price. Certain of our stockholders are offering pursuant to this prospectus up to 8,312,603 shares of our common stock in a secondary offering. Sales of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock and make it more difficult for us to sell equity securities at times and prices that we determine to be appropriate.

Our common stock may be considered to be a “penny stock” and, as such, the market for our common stock may be further limited by certain SEC rules applicable to penny stocks. To the extent the price of our common stock remains below $5.00 per share or we have net tangible assets of $2,000,000 or less, our common shares will be subject to certain “penny stock” rules promulgated by the SEC. Those rules impose certain sales practice requirements on brokers who sell penny stock to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000). For transactions covered by the penny stock rules, the broker must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to the sale. Furthermore, the penny stock rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, disclosure of the compensation to the brokerage firm, and disclosure of the sales person working for the brokerage firm. These rules and regulations adversely the affect the ability of brokers to sell our common shares and limit the liquidity of our securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of ShengdaTech, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” and elsewhere in this annual report and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this report.

The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. See “Principal and Selling Stockholders” and “Plan of Distribution” described below.

DIVIDEND POLICY

We have neither declared nor paid dividends on our common stock since our inception and do not plan to pay dividends in the foreseeable future. Any determination in the future to pay cash dividends will depend on our financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by the board of directors.

MARKET PRICE INFORMATION

Our common stock is quoted on the OTC Bulletin Board under the symbol SGAT.OB. There was no public trading activity in our shares during the past two fiscal years through March 31, 2006. Since our March 31, 2006 reverse merger with Faith Bloom Limited, there has been some minimal trading activity in our shares. The following table provides the high and low sales prices for our common stock as reported for the periods indicated.

	High	Low
Year ending December 31, 2006
Second Quarter	$6.50	$5.00
Third Quarter	$8.10	$6.00
Fourth Quarter	$7.20	$6.00

On December 20, 2006, the last reported sale price of our common stock on the OTCBB was $6.35 per share. As of December 11, 2006, there were approximately 169 shareholders of record of our common stock.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes, and the other financial information included in this prospectus.

We derived the consolidated financial data for the years ended December 31, 2003, 2004 and 2005 and as of December 31, 2004 and 2005 from our consolidated financial statements, which have been audited by Hansen, Barnett & Maxwell LLP, and are included elsewhere in this prospectus. We derived the consolidated financial data for the years ended December 31, 2001 and 2002 and as of December 31, 2001, and 2002 from our unaudited financial statements that are not included in this prospectus. We derived the consolidated financial data for the nine months ended September 30, 2005 and 2006 and as of September 30, 2006 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of the results to be expected in future periods.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
Consolidated Statement of Operations Data:	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Revenue
Chemical	$8,429,751	$9,713,234	$22,329,209	$37,369,278	$43,985,596	$32,525,513	$36,799,991
Nano-material	3,687,183	4,127,225	7,928,481	12,741,169	14,613,733	10,732,980	12,618,138
Total revenue	12,116,934	13,840,459	30,257,690	50,110,447	58,599,329	43,258,493	49,418,129

Cost of revenue
Chemical	7,741,284	8,593,075	19,280,693	28,526,258	31,752,100	23,265,359	27,745,756
Nano-material	2,243,167	2,499,099	5,087,965	8,124,449	9,264,339	6,835,139	7,971,707
Total cost of revenue	9,984,451	11,092,174	24,368,658	36,650,707	41,016,439	30,100,498	35,717,463
Gross profit	2,157,738	2,784,187	5,889,032	13,459,740	17,582,890	13,157,995	13,700,666
Operating expenses
Sales & marketing	210,095	230,652	463,763	763,186	865,338	628,591	751,842
General & administrative	882,782	966,121	1,098,057	926,174	967,357	686,388	1,758,507
Impairment of property and equipment	—	—	—	230,846	—	—	—
Total operating expenses	1,092,877	1,144,112	1,561,820	1,920,206	1,832,695	1,314,979	2,510,349
Income from operations	$1,039,606	$1,604,173	$4,327,212	$11,539,534	$15,750,195	$11,843,016	$11,190,317
Other income	—	—	—	—	129,665	—	126,585
Interest income	6,705	10,757	6,939	22,848	82,611	56,405	77,899
Interest expenses	177,719	198,681	219,390	5,331	—	—	16,494
Income before provision for income taxes	868,592	1,416,249	4,114,761	11,557,051	15,962,471	11,899,421	11,378,307
Provision for tax	394,977	619,705	1,624,547	4,144,713	—	—	—
Net Income	$473,615	$796,544	$2,490,214	$7,412,338	$15,962,471	$11,899,421	11,378,307
Basic and diluted earnings per share	$.01	$.01	$.03	$.08	$.25	$.14	$.23
Basic and diluted weighted-average shares outstanding	87,305,912	87,305,912	87,305,912	87,305,912	64,455,210	87,305,912	51,103,403

	Year Ended December 31,					As of September 30,
	2001	2002	2003	2004	2005	2006
Consolidated Balance Sheet Data:	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Cash and cash equivalents	$860,839	$1,733,191	$2,392,280	$10,409,891	$10,749,300	$23,293,098
Trade accounts receivable	1,261,789	565,666	3,549,155	3,761,726	3,929,082	5,023,890
Advances to suppliers	239,310	914,754	51,528	—	262,591	128,963
Inventory	1,131,672	1,118,988	1,589,065	1,264,489	1,478,510	2,844,865
Receivable from related parties	—	—	—	—	943,308	1,581
Total current assets	3,517,871	4,356,836	8,928,289	15,437,578	21,337,652	35,372,172
Property and equipment, net	8,958,361	10,590,233	12,883,879	12,547,242	8,579,676	24,612,880
Total assets	21,043,405	23,493,617	29,891,268	35,780,306	29,957,328	59,985,052
Total current liabilities	1,705,733	5,170,135	9,056,131	7,531,303	5,184,740	8,953,126
Total shareholder's equity	17,527,543	18,323,482	20,835,137	28,249,003	24,772,588	51,031,926

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those identified below, in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading manufacturer and supplier of NPCC for tires, plastics, paints, inks, papers and other products in China. We sell our NPCC products directly to leading tire and plastics manufacturers in Northern China. We also manufacture coal-based chemicals including ammonia bicarbonate, liquid ammonia, methanol and melamine. Our coal-based chemicals are delivered directly to our customers or through distributors in Shandong Province, China.

Reorganization

We were organized as a Nevada corporation on May 11, 2001 under the name Zeolite Exploration Company for the purpose of acquiring, exploring and developing mineral properties. We conducted no material operations from the date of our organization until March 2006. On March 31, 2006, we consummated a share exchange pursuant to a Securities Purchase Agreement and Plan of Reorganization with Faith Bloom Limited, a British Virgin Islands company, and its stockholders. As a result of the share exchange, we acquired all of the issued and outstanding capital stock of Faith Bloom in exchange for a total of 50,957,603 shares of our common stock. The share exchange is accounted for as a recapitalization of Zeolite and resulted in a change in our fiscal year end from July 31 to December 31. Faith Bloom Limited is deemed to be the accounting acquiring entity in the share exchange and, accordingly,the financial information included in this prospectus reflects the operations of Faith Bloom, as if Faith Bloom had acquired us. On January 3, 2007, we amended our articles of incorporation to change the name of our company from Zeolite Exploration Company to ShengdaTech, Inc.

Faith Bloom was organized on November 15, 2005 for the purpose of acquiring from Eastern Nanomaterials Pte. Ltd., a Singapore corporation, all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd., which are Chinese corporations engaged in the manufacture, marketing and sales of a variety of nano precipitated carbonated calcium (“NPCC”) products and coal based chemicals for use in various applications. On December 31, 2005, Faith Bloom acquired all of the capital shares of Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd.

As a result of the transactions described above, Shandong Haize Nanomaterials Co., Ltd and Shandong Bangsheng Chemical Co., Ltd. are wholly-owned subsidiaries of Faith Bloom, and Faith Bloom is a wholly-owned subsidiary of ShengdaTech.  Our corporate structure is depicted in the following chart:

Revenue

We derive our revenues from two segments: NPCC and coal-based chemicals. The most significant factors that directly or indirectly affect our revenues are as follows:

•	manufacturing capacity of NPCC;

•	pricing of our NPCC; and

•	industry demand.

Manufacturing Capacity of NPCC. Our manufacturing capacity of NPCC products reaches 30,000 metric tons per year in April, 2003. Sufficient capacity ensures a stable supply of NPCC for our customers which usually have a large output of products which entails a large demand for NPCC. We increased our annual manufacturing capacity of NPCC to 90,000 metric tons as of September 30, 2006. We plan to add additional 100,000 metric tons in 2007.

Pricing of our NPCC product. The pricing of NPCC products are generally determined by the volume of NPCC we manufacture. The more we manufacture, the lower the price of NPCC will be. With respect to tire and PVC building materials, the pricing of NPCC products is principally affected by the cost saving benefit our customers realize by replacing some of the relatively expensive carbon black and PVC. With respect to paper, the pricing of NPCC is principally affected by comparable imports. In the next few years, we do not rule out the possibility of reducing selling price properly in order to compete with relatively small competitors. However, we still remain confident in retaining the current gross profit margin level because our unit costs of products are reduced by achieving economies of scale.

Industry demand. Our business and revenue growth depends on the industry demand on NPCC. The downstream industries we supply are tire, PVC building material, paints and paper. Given the difference between the overall demand of those industries and the quantity we currently supply our customers, we believe in the growth potential of our business.

Our ammonia-based chemicals supply local farmers and chemical plants located in Shandong and other surrounding provinces. We have a good relationship with our customers and our products enjoy good reputation in their markets. We believe the demand for our coal-based chemicals will stay stable in the next few years.

Seasonality. Our chemical business is generally busiest between March and October of each year, when our ammonium bicarbonate is in the most demand during the farming season in northern China and our chemical revenue derives from this season generally accounts for 70-80% of the total per year. From November to February is typically our slowest period during which the price of our ammonium bicarbonate drops price approximately 6-8%.

Cost of Revenue

Cost of revenue for both NPCC and chemicals consists primarily of (a) consumption of raw materials and auxiliary raw materials (b) use of water and electricity (c) machinery’s depreciation and (d) workers’ salaries.

The most significant factors that directly or indirectly affect our cost of revenues are as follows:

•	processing technologies of NPCC; and

•	availability and price of coal.

Process technologies of NPCC. The advancement of NPCC processing technologies is crucial to deliver value to our clients. We have already successfully completed the research of a new generation membrane-dispersion technology in conjunction with Tsinghua University. The technology has been verified by experts and is the process of securing a patent. ShengdaTech and Tsinghua University each have 50% ownership of the technology and ShengdaTech has the exclusive (100%) right to use the technology. This new technology will enable us to produce NPCC in a more efficient and cost effective way.

Availability and Price of coal. Coal is the key raw material for making our coal-based chemicals as well as the key fuel for calcination of limestone. We have long-term relationship with our coal suppliers. We developed a network of supplier candidates for backup purposes. Coal prices have experienced fluctuation in the past few years and the price curve turned relatively flat in the second half of 2005. Its average price was approximately $70 per metric ton in 2004 and increased to approximately $80 per metric ton in 2005. The average coal price increased to approximately $90 during the third quarter of 2006.

Gross Profit

Our gross profit has been, and will be, affected by many factors, including (a) the demand for our products, (b) the average selling price of our products, which in turn depends in part on the mix of products sold, (c) new product introductions, and (e) the volume and costs of manufacturing of our products.

Operating Expenses

Operating expenses consist of sales and marketing and general and administrative expenses. Sales and marketing expense consists primarily of (a) salaries (b) commissions, (c) travel, lodging and other out-of-pocket expenses, and (d) other related overhead. We expect our sales and marketing expense to grow in absolute amounts for the foreseeable future as we further increase our sales. As a result, we will employ more sales staff and pay more commission based on the growing sales.

General and administrative expense consists primarily of (a) salaries (b) labor union fees, (c) insurance fees, (d) lease for housing and property and (e) other related overhead. We expect general and administrative expense to continue to increase in absolute amounts. Being a publicly traded company, we will incur additional expenses related to costs of compliance with securities and other regulations, including increased audit and legal fees and investor relations expenses.

Critical Accounting Policies and Estimates

Basis of Presentation and Translating Financial Statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan (Renminbi); however, the accompanying financial statements have been expressed in United States dollars. The accompanying consolidated balance sheets have been translated into United States dollars at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations have been translated using the average exchange rates prevailing during the periods of each statement.

Consolidation. The accompanying consolidated financial statements include the accounts and transactions of Shengda Nano and Shengda Chemical through June 2005, the accounts of Eastern Nano and its wholly owned subsidiaries from September 2004 through November 15, 2005, the accounts and transactions of Faith Bloom and its wholly owned subsidiaries from November 15, 2005 through March 31, 2006 and the accounts of ShengdaTech and its wholly owned subsidiaries from March 31, 2006 to September 30, 2006 (unaudited). In connection with the lease agreements for the land, land use rights, buildings, and certain equipment described in Note 12 to our consolidated financial statements, we have determined that it is not the primary beneficiary due to the significant other operations of the group and therefore those entities are not consolidated in the Company’s financial statements.

Fair Values of Financial Instrument. The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other non-trade receivables, advances to suppliers, receivable from related parties, trade accounts payable, other payables and accrued expenses, advances from customers, and payable to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents. Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Accounting Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition. We recognize revenues from the sale of products when they are realized and earned. We consider revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) delivery has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or we have objective evidence that the criteria specified in client acceptance provisions have been satisfied.

Trade Receivables and Allowance for Doubtful Account. Trade receivables are carried at original invoiced amounts less an allowance for doubtful accounts. As a result of trade receivables being collected subsequent to the balance sheet dates, allowances for doubtful accounts were not recorded at December 31, 2005

Inventory. Inventories are stated at the lower of average cost or net realizable value.

Valuation of Long-lived Assets. The carrying values of our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, we project the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

In connection with the agreement between Eastern Nano and Shengda Nano and Shengda Chemical in November 2004 (See Note 1 to our consolidated financial statements), an appraisal was obtained. Those assets having a book value greater than the appraised value were impaired in the amount of $230,846 and expensed.

Property and Equipment. Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts.

Intangible Assets. Acquisition costs of patents, trademarks, licenses, techniques, formulas, land use rights, and other intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives. For those intangible assets, such as patents, with legal protection over a period, their useful life is the protected period. Others that do not have legal protection periods are amortized generally over 5 to 10 years. We do not capitalize internally generated intangible assets. Prior to the transfer of the intangible assets to Shengda Nano and Shengda Chemical described in Note 1 to our consolidated financial statements, we were amortizing land use rights over 50 years and patent techniques over 20 years.

Advances to Suppliers and Advances from Customers. The company, as is the common practice in the PRC, will often pay advanced payments to suppliers for materials, or receive advance payments from customers. Advances to suppliers were $0 and $262,591 as of December 31, 2004 and 2005, and $128,963 as of September 30, 2006 (unaudited). Advances from customers as of December 31, 2004 and 2005 were $75,515 and $0, and as of September 30, 2006 (unaudited) were $0.

Retirement Benefit Plans. We contribute to various employee retirement benefit plans organized by provincial governments under which it is required to make monthly contributions at rates prescribed by the related provincial governments. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Comprehensive Income. Other comprehensive income presented in the accompanying consolidated financial statements consists of cumulative foreign currency translation adjustments.

Credit Risk. The carrying amounts of accounts receivable included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. We perform ongoing credit evaluations of each customer’s financial condition. Until December 31, 2004, we maintained allowances for doubtful accounts and such allowances in the aggregate did not exceeded management’s estimations. Since December 31, 2004, all accounts receivable have been collected.

Results of Operations

Comparison for the nine months ended September 30, 2006 and 2005

Revenue

The following table sets forth unaudited information about our revenue by category for the periods indicated:

	For the Nine Months Ended September 30,				Period to Period Change
	2005		2006
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Chemical	32,525,513	75.19%	36,799,991	74.47%	4,274,478	13.14%
Nano-material	10,732,980	24.81%	12,618,138	25.53%	1,885,158	17.57%
Total Revenue	43,258,493	100.00%	49,418,129	100.00%	6,159,636	14.24%

The total revenue of our chemical business increased by $4,274,478 or 13.14% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase was mainly due to : (1) additional revenue from increased sales of methanol, liquid ammonia, melamine by 1,640 tons, 9,974 tons, 3,599 tons, respectively, and resulting in an increase of total revenue of $6,840,559;.and (2) increased revenue from increased average selling price of melamine and methanol by $3.14 per ton and $ 1.36 per ton, respectively, and resulting in an increase of $ 52,595, which was offset by the decrease of sales of melamine by 9,532 tons for $642,540 and the decease of average selling price of ammonium bicarbonate and liquid ammonia by $ 8.09 per ton and $2.80 per ton, respectively, which resulted in a decrease of $1,976,874. The increase and decrease of sales were caused by the structure adjustment of our products due to market conditions.

The increase of total revenue from our NPCC business was $1,885,158 or 17.57% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase was mainly due to additional revenue from the increased demand of customers by 4386 tons for $2,065,896 which was offset by the decrease of the average selling price of the products used by the plastic, tire and paints industries by $6 per ton wich resulted in an increase of $180,000. The decreased price of these products was caused by the decrease of our cost due to the introduction of new technology and lower cost of raw material in our new factory.

Cost of Revenue and Gross Profit

The following table sets forth unaudited information about our cost of revenue and gross profit by catefory for the periods indicated:

	For the Nine Months Ended September 30,				Period to Period Change
	2005		2006
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	23,265,359	71.53%	27,745,756	75.40%	4,480,397	19.26%
Nano-material	6,835,139	63.68%	7,971,707	63.18%	1,136,568	16.63%
Total Cost of Revenue	30,100,498	69.58%	35,717,463	72.28%	5,616,965	18.66%

Gross Profit
Chemical	9,260,154	28.47%	9,054,235	24.60%	(205,919)	(2.22)%
Nano-material	3,897,841	36.32%	4,646,431	36.82%	748,590	19.21%
Total Gross Profit	13,157,995	30.42%	13,700,666	27.72%	542,671	4.12%

The cost of revenue of our chemical business increased by $4,480,397 or 19.26% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The increase was mainly due to: (1) the adjustment of products resulted in an increase in cost of revenue by $1,373,672 and increased sales of melamine by 3,599 tons which resulted in an increase of $2,733,620, (2) increased unit cost as a result of the increase in raw material costs which resulted in an increase in the amount of $373,105, of which the price of anthracite and urea increased by $1.6 per ton and $2.12 per ton respectively, and the price of electricity increased by $0.004 per kwh.

The gross profit of our chemical business declined from 28.47% to 24.60% for the following reasons (1) the average selling price of methanol and melamine increased by $1.36 per ton and $3.14 per ton, respectively, which was offset by a decreased average selling price of ammonium bicarbonate and liquid ammonia by $8 per ton and $2.8 per ton, respectively, resulting in an increase in revenue of $166,448, and (2) the price of our raw materials anthracite and urea increased by $1.6 per ton and $2.12 per ton, respectively, and the price of electricity increased by $0. 004 per kwh resulting in an increase of cost of revenue by $373,105. As a result, the gross profit from our chemical business decreased by $205,919 or 2.22%.

The cost of revenue of our NPCC business increased by $1,136,568 or 16.63% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. This was mainly due to: (1) the cost of revenue increased by $1,299,881 from increased sales, and (2) a decrease in cost of our products due to increased production capacity at our new facility resulted in a decreased unit cost by $6.03 per ton which in aggregate amounted to $163,313.

Our gross profit increased from 36.32% to 36.82%. This was mainly due to the unit cost of our products decreasing as the result of the introduction of new technology and lower cost of raw materials at our new factory which resulted in an increase in gross profit of $748,590 or 19.21%.

Operating Expenses

The following table sets forth unaudited information about our operating expenses for the periods indicated:

	For the Nine Months Ended September 30,				Period to Period
	2005		2006		Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Operating expenses
Selling	628,591	1.45	751,842	1.52	123,251	19.61
General and administrative	686,388	1.59	1,758,507	3.56	1,072,119	156.20
Total operating expenses	1,314,979	3.02	2,510,349	5.08	1,195,370	90.90

Selling expenses for the nine months ended September 30, 2006 increased by $123,251 or 19.61% compared to the corresponding period of the prior year. The main reasons were: (1) sales commission increased by $106,877 and transportation expenses and business expenses grew by $16,374 because of increased sales.

The general and administrative expenses increased by $1,072,119 or 156.2% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. The main reasons were: (1) the $263,707 increase due to the fees for terminating the license agreement with Singapore Nano Material Pte because our new facility does not use the licensed technology any more (2) salary of the employees increased by $34,949 due to the expansion of the production capacity (3) the going into production and construction amortization expenses increased by $157,343 and (4) expenses of $616,120 from being a public company.

Operating and Other Income

The following table sets forth unaudited information about our operating and other income for the periods indicated:

	For the Nine Months Ended September 30,				Period to Period
	2005		2006		Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Income from operation	11,843,016	27.38	11,190,317	22.64	(652,699)	(5.51)
Interest Income	56,405	0.13	77,899	0.16	21,494	38.11
Other income	0	0	126,585	0.26	126,585	0
Other expense	0	0	(16,494)	-0.03	(16,494)	0
Net Income	11,899,421	27.51	11,378,307	23.02	(521,114)	(4.38)

Operating income decreased by $652,699 or 5.51% for the nine months ended September 30, 2006 compared to the corresponding period of the prior year. This was mainly due to increased revenues of $6,159,636 which was offset by an increase of cost of revenue in the amount of $5,616,956, an increase in selling expenses in the amount of $123,251 and an increase in general and administrative expenses in the amount of $1,072,119.

Interest income for the nine months ended September, 2006 increased by $21,494 or 38.11%. Such increase was due to the fact that more cash was on deposited at our banks.

Other income for the nine months ended September 30, 2006 increased by $126,585 due to the sale of surplus heat from our production process to the heat supply department of the local government.

Other expenses increased by $16,494 for the nine months ended September 30, 2006 compared to the corresponding period of the prior year due to additional expenditure for the disposition of damaged and outdated equipment.

Comparison of Year Ended 2005 and 2004

Revenue

	Year ended December 31,				Period to Period Change
	2004		2005
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Chemical	37,369,278	74.57%	43,985,596	75.05%	6,616,318	17.71%
Nano-material	12,741,169	25.43%	14,613,733	24.94%	1,872,564	14.70%
Total revenue	50,110,447	100.00%	58,599,329	100.00%	8,488,882	16.94%

The total revenue of our chemical business increased by $6,616,318 or 17.71% in 2005 compared to 2004.The main reasons for the increase included: (1) additional revenue from new products such as melamine for $3,914,827 and (2) technical improvement (the installation of decarbonators in our chemical plant enabled us to change our product mix to meet seasonal demand) increasing the sales of high profit products, which caused the increase of revenue by $5,811,350 which was offset by the decrease of sales from low profit products by $3,109,859.

The increase of total revenue of our NPCC business was $1,872,564 or 14.70% in 2005 compared to the prior year. The main reasons for the increase included: (1) additional revenue from new products for $419,075 due to the introduction of new NPCC pulp for tires and (2) revenue increase by $1,453,489 due to increased demand from our customers

Cost of Revenue and Gross Profit
	Year ended December 31				Period to Period Change
	2004		2005
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	28,526,258	76.34%	31,752,100	72.19%	3,225,842	11.31%
Nano-material	8,124,449	63.77%	9,264,339	63.39%	1,139,890	14.03%
Total cost of revenue	36,650,707	73.14%	41,016,439	69.99%	4,385,732	11.91%
Gross Profit
Chemical	8,843,020	23.66%	12,233,496	27.81%	3,390,476	38.34%
Nano-material	4,616,720	36.22%	5,349,394	36.66%	730,674	15.87%
Total gross profit	13,459,740	26.86%	17,582,890	30.01%	4,123,150	30.63%

The cost of revenue of our chemical business increased by $3,225,842 or 11.31% in 2005 compared to the prior year. Such increase of the cost was primarily due to following items: (1) along with the increase of sales, the cost of revenue increased by $6,732,690 which was offset by the reduction of cost of revenue by $3,506,848 due to the decrease of sales from low profit products.

The cost of revenue to total revenue of our chemical declined from 76.34% in 2004 to 72.19% in 2005 for the reason stated above.

In 2005, the cost of revenue of our NPCC business grew by $1,139,890 or 14.03%. The increase is mainly due to: (1) the cost of revenue increased by $1,095,116 because of the growing sales and (2) higher prices of anthracite, which was offset by the decrease of overhead expenses.

Because the higher product price was offset by the increase of raw material’s purchasing price, the cost of sales to total revenue almost remained almost the same in 2004 and 2005 for our NPCC business

Operating Expenses

	Year ended December 31				Period to Period Change
	2004		2005
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Operating expenses
Sales and marketing	763,186	1.52%	865,338	1.48%	102,152	13.38%
General and administrative	926,174	1.85%	967,357	1.65%	41,183	4.45%
Total operating expenses	1,920,206	3.83%	1,832,695	3.13%	87,511	4.56%

The sales and marketing expenses increased by $ 102,152 or 13.38% in 2005. The increase was primarily attributable to the following reasons: (1) sales commission increased by $81,131 because of the increasing sales revenue and (2) transportation expenses and business expenses growing by $21,021 as a result of increased sales.

The general and administration expenses increased by $ 41,183 or 4.45% in 2005 compared to the prior year. The increase was caused by (1) asset insurance increase by $ 31,183. and (2) retirement pension increase by $ 10,000.

Operating and Other Income

	Year ended December 31				Period to Period Change
	2004		2005
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Income from operation	11,539,534	23.03%	15,750,195	26.88%	4,210,661	36.49%
Interest Income	22,848.05%		82,611.14%		59,763	261.57%
Interest expenses	5,331.01%				(5,331)	-
Income before provision for income taxes	11,557,051	23.06%	15,962,471	27.24%	4,405,420	38.12%

The operating revenue increased by $4,210,661 or 36.49% in 2005 compared to 2004. The increase was due to the increase of sales revenue by $8,468,457 which was offset by the increase of cost of sales by $4,365,732 and increase in business expenses by $353,756.

In 2005, the interest income grew by $ 59,763 or 261.57%. Such increase can be explained by the fact that more cash was deposited into our bank accounts in 2005. Since some of the borrowings have been paid off in 2005, the interest expenses decreased by $5,331.

Comparison of Year Ended 2004 and 2003

	Year ended December 31,				Period to Period Change
	2003		2004
	Amount ($)	% of Total Revenue	Amount ($)	% Total Revenue	Amount ($)%
Chemical	22,329,209	73.80%	37,369,278	74.57%	15,040,069	67.36%
Nano-material	7,928,481	26.20%	12,741,169	25.43%	4,812,688	60.70%
Total revenue	30,257,690	100.00%	50,110,447	100.00%	19,852,757	65.61%

Revenue

In 2004, the total revenue of our chemical increased by $15,040,069 or 67.36% compared to 2003. The main reasons of the increase included increased sales volume which was 285,784 metric tons in 2003 whereas the volume for 2004was 425,100 metric tons and higher average product prices which was approximately $78 per ton for 2003 and $89 per ton for 2004.

In 2004, the total revenue of our NPCC business increased by $ 4,812,688 or 60.70%. The increase was mainly attributable to additional revenue from sales increased by $ 5,090,037 and the increase was offset by $277,349 due to decrease in product selling prices. The average price per ton for our NPCC products was approximately $411 for 2003 and $400 for 2004.

Cost of Revenue and Gross Profit

	Year ended December 31,				Period to Period
	2003		2004		Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Cost of Revenue
Chemical	19,280,693	86.35%	28,526,258	76.34%	9,245,565	47.95%
Nano-material	5,087,965	64.17%	8,124,449	63.77%	3,036,484	59.68%
Total cost of revenue	24,368,658	80.54%	36,650,707	73.14%	12,282,049	50.40%
Gross Profit
Chemical	3,048,516	13.65%	8,843,020	23.66%	5,794,504	190.08%
Nano-material	2,840,516	35.83%	4,616,720	36.23%	1,776,204	62.53%
Total gross profit	5,889,032	19.46%	13,459,740	26.86%	7,570,708	128.56%

The cost of revenue of our chemical business grew by $9,245,565 or 47.95% in 2004. The cost of revenue was mainly made up of anthracite, labor cost and depreciation of facilities. Such increase of the cost was the result of the following items: (1) increase of cost of revenue caused by growing sales for $9,606,365 and (2) the slight increase in the price of anthracite, which was offset by the decrease of labor cost and depreciation of facilities by $ 490,000.

The cost of sales to total revenue declined from 86.35% in 2003 to 76.34% in 2004. The main reasons of the decline included: (1) the average selling price increasing (2) the proportion of depreciation and other fixed expenses declining and thus reducing unit cost .

In 2004, the cost of sales of our NPCC business increased by $3,036,484 or 59.68%. The main reason of such increase is that cost of revenue increased along with the increasing sales.

The cost of sales to total revenue increased from 64.17% in 2003 to 63.77% in 2004. The main reasons of such increase included decrease of average product selling price and slight increase in raw material price.

Operating Expenses

Year ended December 31,	Period to Period
2003	2004	Change
Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Sales and marketing	463,763	1.53%	763,186	1.48%	299,423	64.56%
General and administrative	1,098,057	3.63%	926,174	1.65%	(171,883)	(15.65%)
Total operating expenses	1,561,820	5.16%	1,920,206	3.83%	358,386	22.95%

The sales and marketing expenses grew by $299,423 or 64.56% in 2004. It was due to the following factors, (1) sales commission increased by $299,092 with the increase of sales revenue, and (2) transportation expenses increased by $11,013, which was offset the decrease of business expenses and other expenses by $10,682.

The general and administration expenses decreased by $ 171,883 or 15.65% in 2004 compared to the prior year. The decline of such expenses was the result of the decrease of production bonus by $378,441 which was offset by the rise in workers’ insurance payment for $206,558. We began to pay social insurance for our employees in 2004.

Operating and Other Income

	Year ended December 31,				Period to Period
	2003		2004		Change
	Amount ($)	% of Total Revenue	Amount ($)	% of Total Revenue	Amount ($)%
Income from operations	4,327,212	14.30%	11,539,534	23.03%	7,212,322	166.67%
Interest Income	6,939	0.02%	22,848	0.05%	15,909	229.27%
Interest expenses	219,390	0.73%	5,331	0.01%	(214,059)	(97.56%)
Income before provision for income taxes	4,114,761	13.60%	11,557,051	23.06%	7,442,290	180.87%

The operating revenue increased by $ 7,212,322 or 166.67% in 2004. The increase was primarily due to (1) sales revenue increased by $ 20,012,176 which was offset by cost of sales increase for $ 12,383,612 and sales related expenses increase for $ 416,242.

In 2004, the interest income grew up by $ 15,909 or 229.27%. Such increase can be explained by the fact that more cash was deposited into bank in 2004. Since some of the borrowings have been paid off in 2004, the interest expense decreased by $ 214,059 or 97.56%.

Quarterly Results of Operations

The following tables present our unaudited quarterly consolidated results of operations for each quarter in our 2004 and 2005 fiscal years and the nine months ended September 30, 2006. You should read the following tables in conjunction with the consolidated financial statements and the related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	March 31,	June 30,	Sept 30,	Dec 31,
	2004	2004	2004	2004
Sale of Products	$9,906,539	$12,183,355	$14,371,613	$13,648,940
Cost of Products Sold	(8,032,887)	(9,121,410)	(9,955,411)	(9,540,999)
Gross Profit	1,873,652	3,061,945	4,416,202	4,107,941
Total Operating Expenses	(391,806)	(440,465)	(425,547)	(662,388)
Net Income from Operations	1,481,846	2,621,480	3,990,655	3,445,554

Net Other Income / (Expense)	3,895	(537)	(2,773)	16,933
Provision for Income Taxes	(445,450)	(790,462)	(1,435,294)	(1,473,507)
Net Income	$1,040,291	$1,830,481	$2,552,588	$1,988,980

Cash Dividends Declared
Per Common Share	$—	$—	$—	$—
Net Income Per Common Share	$0.01	$0.02	$0.03	$0.02
Common Shares Outstanding	87,305,912	87,305,912	87,305,912	87,305,912

	Three Months Ended
	March 31,	June 30,	Sept 30,	Dec 31,	March 31,	June 30,	September 30,
	2005	2005	2005	2005	2006	2006	2006
Sale of Products	$13,146,924	$12,705,221	$17,159,831	$15,337,491	$16,308,211	$14,291,711	$18,818,207
Cost of Products Sold	(9,144,605)	(8,932,224)	(11,850,618)	(10,915,941)	(12,190,272)	(10,289,848)	(13,237,343)
Gross Profit	4,145,533	3,957,707	5,309,213	4,421,550	4,117,939	4,001,862	5,580,864
Total Operating Expenses	(348,239)	(485,494)	(472,985)	(514,371)	(845,533)	(852,789)	(812,027)
Net Income from Operations	3,654,080	3,287,503	4,876,228	3,907,179	3,347,430	3,149,074	4,768,837

Net Other Income / (Expense)	17,916	17,005	21,496	155,871	145,429	8,786	33,480
Provision for Income Taxes	—	—	—	—	—	—	—
Net Income	$3,671,996	$3,304,508	$4,857,724	$4,063,050	$3,492,859	$3,157,860	$4,802,317

Cash Dividends Declared
Per Common Share	$—	$—	$—	$—	$—	$—	$—
Net Income Per Common Share	$0.04	$0.04	$.06	$0.09	$0.08	$0.06	$0.09
Common Shares Outstanding	87,305,912	87,305,912	87,305,912	45,120,000	45,120,000	54,095,103	54,095,103

Liquidity and Capital Resources

The following table sets forth certain information about our capital resources:

	As of December 31,			As of September 30,
	2003	2004	2005	2006
Cash and cash equivalents	2,392,280	10,409,891	10,749,300	23,293,098
Trade accounts receivable, net	3,549,155	3,761,726	3,929,082	5,023,890
Working capital	2,490,214	7,412,338	15,962,471	26,419,046
Cash provided by operating activities	4,970,917	9,967,038	17,293,248	11,344,217
Cash provided by (used in) in investing activities	(2,858,884)	(701,619)	(2,517,152)	(16,322,355)
Cash provided by (used in) financing activities	(1,454,966)	(1,248,221)	(14,574,841)	17,055,485

As of September 30, 2006, we had working capital of approximately $26.42 million, including cash and cash equivalents of $23.30 million.

Net cash provided by operating activities totaled approximately $11.34 million for the nine months ended September 30, 2006 as compared to approximately $8.48 million provided by operating activities for the nine months ended September 30, 2005.

Net cash used in investing activities for the nine months ended September 30, 2006 totaled approximately $16.23 million, representing amounts used to purchase property and equipment. Net cash used in investing activities for the nine months ended September 30, 2005 totaled approximately $2.72 million, also for the purchase of property and equipment.

Net cash proceeds from financing activities for the nine months ended September 30, 2006 totaled $17.06 million, consisting of $13.9 million in net proceeds from the sale of equity securities of Faith Bloom prior to the reverse acquisition transaction described elsewhere in this report, and a reduction in accounts payable to related parties of $3.08 million. Net cash used in financing activities for the nine months ended September 30, 2005 was $10.17 million, comprised of an increase in accounts payable to related parties of $2.34 million and distributions to shareholders of $7.8 million.

As a result of the total cash activities, net cash and cash equivalents increased by $12.54 million from 10.7 million at December 31, 2005 to $23.29 million September 30, 2006.

We believe, based on our current cash levels as well as the operating cash flows expected in 2006 and 2007, that we will have sufficient funds to finance our current operations for at least the next 12 months. However, in addition to the $16.2 million that we invested in new production facilities and equipment in the first nine months of 2006, we have also budgeted additional capital expenditures totaling $29 million in the next 12 months to expand capacity and set up research and development centers. There is no assurance that we will be able to obtain the necessary funds for such capital expenditures

We have historically financed our operations and capital requirements through cash flows from operations. In March 2006, we received approximately $13.9 million in net cash proceeds from the sale of equity securities of Faith Bloom immediately prior to our reverse acquisition of Faith Bloom on March 31, 2006.

Cash and Cash Equivalents. Our cash and cash equivalents were held for working capital purposes and were primarily deposited in the bank. We do not enter into investments for trading or speculative purposes. Cash and cash equivalents totaled $2,392,280 at December 31, 2003; $10,409,891 at December 31, 2004; and $10,749,300 at December 31, 2005, $23,293,098 at September 30, 2006.

Accounts receivable, net. Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our shipping and billing activity, cash collections, and changes to our allowance for doubtful accounts. Accounts receivables turnover in days were 43 days in 2003, 27 days in 2004, and 24 days in 2005. Our receivable turnover in days has been improved during the recent years. The main reason is that the increasing proportion of the sales from our chemicals, which sales are generally on cash basis.

Operating activities. Cash (used in) provided by operating activities primarily consists of net income (loss) adjusted for certain non-cash items including depreciation and amortization, impairment of property and plant and the effect of changes in working capital and other activities. Cash provided by operating activities for the year ended December 31, 2005 was $12,111,830 and consisted of $15,962,471 of net income, $1,009,577 of depreciation and $69,249of amortization. Cash provided by working capital and other activities primarily reflected a $71,561 increase in accounts receivable and a $179,322 increase in inventory, and a $ 662,437 decrease in accounts payable.

Contractual Obligations and Contingent Liabilities

	As of December 31 2005	Less than one year	1-3 years	3-5 years	More than 5 years
Short-term loans	—	—	—	—	—
Long-term loans	—	—	—	—	—
Operating lease for buildings and lands obligations	796,214	398,107	398,107	—	—
Operating lease for equipments obligations	396,138	198,069	198,069	—	—
Purchase obligations	2,097,852	2,097,852	—	—	—
Other payables	1,936,971	1,936,971	—	—	—
Trade accounts payable	1,618,492	1,618,492	—	—	—
Income and other taxes payable	1,282,059	1,282,059	—	—	—
Payable to related parties	347,218	347,218	—	—	—
Total	6,377,092	5,780,916	596,176

Off-balance Sheet Arrangements

We do not have into any off-balance sheet arrangements.

Recently Issued Accounting Standards
Recently Enacted Accounting Standard. On January 1, 2006, the Company adopted SFAS No. 151, Inventory Costs - An Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re- handling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The effects of adoption of SFAS 151 were not material.

On January 1, 2006, the Company adopted FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123R also superseded APB 25, Accounting for Stock Issued to Employees, and amends SFAS No.95, Statement of Cash Flows. Under SFAS 123R, share-based payments to employees, including the fair value of grants of employee stock options, are recognized in the income statement at their fair value, generally over the option vesting period. The effects of adoption of SFAS 123R were not material.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“SFAS 153”). SFAS 153 eliminated the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The effects of adoption of SFAS 153 were not material.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The effects of adoption of SFAS 154 were not material.

In June 2005, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. The effects of adoption of EITF No. 05-6 were not material.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest- only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140 (SFAS 140). SFAS 156 amends SFAS 140 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Our cash and cash equivalents are held for working capital purposes and consist primarily of bank deposits. We do not enter into investments for trading or speculative purposes.

Interest Rate Risk

We currently do not have any long-term debt. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in demand deposits. We have not used derivative financial instruments in our investment portfolio in order to reduce interest rate risk. Interest earning instruments carry a degree of interest rate risk and our future interest income may change, depending on market interest rate movement.

Foreign Currency Risk

Our business is operated in the PRC, and its value is effectively denominated in Renminbi. The fluctuation of foreign exchange rate between U.S. dollars and Renminbi could affect the value of our common stock. Our revenues and expenses are primarily denominated in Renminbi, and so our exposure to foreign exchange risks should generally be limited. We do not have material monetary assets and liabilities denominated in U.S. dollars, although to the extent that we do in the future, the fluctuation of foreign exchange rate would affect the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, appreciation of Renminbi against U.S. dollars will devaluate the assets and liabilities denominated in U.S. dollar, while devaluation of Renminbi again U.S. dollars will appreciate the assets and liabilities denominated in U.S. dollar. In China, very limited hedging transactions are available to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.

BUSINESS

Our Industry

Overview

We engage in developing, manufacturing and marketing nano precipitated calcium carbonate (“NPCC”), as well as manufacturing and marketing coal-based chemicals, including ammonium bicarbonate, liquid ammonia, methanol and melamine. The two operating businesses possess their own unique strategic direction and tactical plans respectively, as well as separate manufacturing operations, sales and distribution capabilities. We sell our products to plants and farmers mainly through direct sales force. Geographic markets cover several provinces in North China, among which Shandong Province accounts for a large share in sales.

Nano Precipitated Calcium Carbonate

NPCC refers to ultra fine precipitated calcium carbonate with an average particle diameter of under 100 nano-meters for application as an additive in various products. Due to its special physical and chemical properties, NPCC has been widely applied in paper, paints, rubber and plastic industries . We currently supply NPCC products primarily to the tire and polyvinyl chloride (“PVC”) building materials industries.

Coal Based Chemicals

We manufacture coal based chemicals including ammonium bicarbonate, liquid ammonia, methanol and melamine. Ammonium bicarbonate and liquid ammonia are mainly used for nitrogenous fertilizers and raw materials of chemical products. Methanol is a chemical material and a clean alternative to fossil fuel. It is used in the chemical industry, pharmaceutical industry, light industry and textile industry. Melamine is the intermediate product of environment friendly resin.

Market Opportunity

The Markets for NPCC

China began to research and manufacture NPCC products in the early 1980’s. The total output has increased due to an increase in demand. With continued research and development in the application of NPCC, we believe demand for NPCC will increase.

We believe the fastest growing area for NPCC will be in the tire and PVC building material market. We believe that our NPCC products provide highly effective fillers and additives for tires and PVC building materials. NPCC products are ultra fine and pure, and its particle size and shape of crystal can be controlled effectively in the production process. NPCC is highly compatible with rubber if modified by a surface coating agent. It fills the spatial structure in rubber and enhances the property of rubber products. It can be used solely as a filler which has a reinforcing effect, and it also can be applied with other fillers such as precipitated calcium carbonate, argil and titanium oxide for reinforcement, filling, and improving the process and property of products, and reducing rubber content. NPCC can partially substitute some expensive materials such as titanium oxide and silicon dioxide.

When modified with a surface coating agent, NPCC becomes oleophilic and hydrophobic. The surface coating agents for plastics include fatty acid and a coupling agent, and they are compatible with organic substances. As a result, the modified NPCC can be used to fill in plastics such as PVC to increase their glossiness. Applying modified NPCC to plastics has many positive effects such as increased strength, heat resistance and dimension stabilization. More importantly, such application reduces cost substantially. In addition, the oleophilic and hydrophobic traits of modified NPCC can improve the property of tires, increasing wear resistance. Modified NPCC can be used as a substitute for more expensive additives such as titanium oxide and silicon dioxide.

China has become a large tire producing country due to the rapid and tremendous growth in its domestic automobile industry and its status as an international manufacturing center. According to a report by China Economic Daily dated October 10, 2005, China’s total tire output was 239,000,000 units in 2004 which represents a 18.7% increase from 2003. From 1999 to 2004 the average annual growth in tire output was 15%. Currently, we are the only Chinese manufacturer of NPCC that is able to supply the tire market. Consequently, we believe that the tire market will continue to be one of the growing markets for our NPCC products.

China’s PVC building materials market is also growing substantially as a result of China’s continuing urbanization drive and growing real estate market. We anticipate the demand for PVC building materials will continue to grow. We expect that the PVC building materials market will continue to be one of the growing markets for our NPCC products.

NPCC products are widely used in the water based paints industry. With China’s continuing urbanization and its growing investment in the auto industry, the demand for oil based paints has increased. NPCC products are also used in oil based paints, paper and ink. With the application of NPCC products expanding as result of China’s economic growth, we believe our NPCC products will find increased use in these markets.

The Markets for our Coal Based Chemicals

According to a report in China Petro-Chemical Journal, dated February 15, 2006, the agricultural sector in China makes extensive use of chemical fertilizers, consisting of approximately 1/3 of the world’s total consumption. Of this amount, about 70% is nitrogenous fertilizers. According to China Statistics Almanac dated December 31, 2004, in 2004, the national total output of synthetic ammonia fertilizers was 42,222,000 metric tons, a 14.6% increase over the total output in 2003.

Methanol is a major raw material chemical next to ethylene, propylene and benzene. Since 2002, the price of methanol has risen due to the large demand. However, the price began to fluctuate as much as 30% in 2005 due to competition and cost of raw materials. The price of methanol dropped sharply in 2005 due to a supply surge. Similarly, China’s melamine market has grown but China’s melamine production capacity has grown even faster. Consequently, its supply exceeds demand at the present time.

New Market Segments We Are Targeting

While maintaining our lead and expanding our market share in the tire and PVC building materials markets, and generating sales in the oil based paints market, we are targeting the paper industry and the oil based paints industry.

The first new market segment we are targeting is the paper making market. The papermaking industry will be one of the developing markets for NPCC. China’s paper making industry has entered into a stage of growth. NPCC products are particularly suitable for making newsprint and coated paper. The estimated total output of newsprint in 2005 was around 3.9 million metric tons, a 20% increase over 2004.

The second new market we are targeting is the oil based paints and ink market. NPCC products are widely used in the oil based paints industry. China’s consumption of oil based paints has grown due to the growing automotive industry. We completed sample testing for ink in 2005.

Our Business

Overview

We are engaged in the business of manufacturing, marketing and selling of a variety of NPCC products and coal based chemicals for use in various applications. We convert limestone into NPCC by a proprietary method. The unique chemical and physical attributes make NPCC a valuable ingredient in tire, paints, PVC building materials and other industries. We are also engaged in the manufacture and sale of coal based chemical products, namely, ammonium bicarbonate, liquid ammonia, melamine and methanol. We market and sell the coal based products mainly as chemical fertilizers and raw materials for the production of organic and inorganic chemical products, including formaldehyde and pesticides.

We also have internal research and development staff engaged primarily in furthering NPCC related technologies. We believe that our technologies allow us to offer cost-effective and high-quality NPCC products. We recently developed new NPCC products for paper and oil-based paints and coatings industries. We expect to commence shipping our new NPCC products to the paper and oil based paint industries in October.

We deliver our products directly to our customers, including manufacturers and distributors of agrochemicals. We operate sales liaison offices in three major cities in China. The majority of our income is generated from the sale of our NPCC products for the tire and PVC building materials industries and coal based chemicals for the use of agriculture and other chemical manufacturers. Our current growth strategy includes expanding our production capacity to meet demand, increasing our product line, intensifying our research and development efforts to gain advantages in cost and quality and increasing our marketing effort.

We believe e are one of the leading Chinese manufacturers of NPCC products. In fiscal year 2004, we estimate that we manufacture 10% of the total NPCC products in China. Our products have been sold primarily in Shandong and other parts of northern China. We believe are the only Chinese NPCC manufacturer that has successfully marketed our products to the tire industry, which gives us the ability to maintain high-margins. Due to its special physical and chemical properties, NPCC has been widely applied in the paper, paints, rubber, and plastics industries.

Our Competitive Strengths

We believe have the following competitive strengths:

•
Cutting-edge technology. We adopted the high gravity precipitation technology in our current manufacturing process. Although there are five licensees of the technology developed by Beijing University of Chemical Technology, we are the only licensee that has been successful in commercializing this technology, which enables us to produce higher-quality NPCC products and yield a higher percentage of nano particles. In our new facilities recently completed in Shaanxi, we employ the membrane-dispersion technology co-developed with Qinghua University and exclusively owned by us. This advanced technology will enable us to manufacture NPCC products of even higher quality and at lower cost. We believe we are one of the few companies that utilizes this advanced technology worldwide.

•
Proprietary modification formulas. In cooperation with Qingdao University of Science and Technology, we developed our proprietary formulas for modifying NPCC products to suite a particular end product. With our formulas, we have developed NPCC products for tires, PVC plastics, papers, etc. We believe we are the only NPCC manufacturer that has successfully entered the tire industry. We also have successfully tested our NPCC products with some customers in the paint and paper industries.

•
Strategic alliances with universities. We have partnership with various universities in China to develop new NPCC technologies and new NPCC products. We are currently working with Qinghua University to establish a NPCC research center.

•
Greater capacity to meet the demand. We currently have a capacity of 90,000 metric tons per year. That makes us the one of the largest suppliers of NPCC in China. We plan to increase our manufacturing capacity by an additional 100,000 metric tons in 2007. Most of our NPCC costumers engage in manufacturing tires, PVC plastic building materials and require a large amount of NPCC supply as much as 4,000 metric tons per year. They need the suppliers who can supply NPCC in large amount steadily. Due to our capacity, we are in a better position to attract customers.

•
Stable, low-cost supply of limestone. The major raw material for our NPCC products is limestone. To insure a stable and low-cost supply of high quality supply of limestone, we have built our new NPCC facility with an added capacity of 60,000 metric tons per year in Xianyang, Shaanxi, a location close to a mine which produces the highest quality limestone in the country. The close vicinity of the mine reduces our shipping cost for limestone. These advantages will enable us to manufacture high-quality NPCC products at a lower cost.

Our Strategy

Our primary business strategy is to capitalize on the rising demand of NPCC products and to concentrate on the development, manufacture and marketing of NPCC products. We strive to become the market leader of NPCC products in the world.

Expanding Our Capacity to Meet Demand

Our current NPCC capacity is 90,000 metric tons per year. To meet the expected rising demand for NPCC products of existing customers and potential new customers, we recently expanded our capacity by building a new NPCC facility in Xianyang, Shaanxi Province, China, for which our affiliate Shandong Shengda Technology has obtained the land use right. We are leasing the land and the building from Shandong Shengda Technology and have purchased the equipment.

Achieving Low Production Costs

We have adopted new technologies in our manufacturing process. Our use of patented manufacturing processes developed by Beijing University of Chemical Technology for NPCC products reduces our production costs. We plan to adopt a new membrane-dispersion technology developed jointly by us and Tsinghua University in our new NPCC facility in Xianyang, which enables us to save energy in the production process. In addition, we anticipate spending an average of approximately $2 million per year for the next three years to replace our existing chemical equipment in order to reduce energy consumption and pollution. We believe as a result of these and other factors our production costs will be significantly lowered.

Providing High Quality Products

We believe our products are of the highest quality. We are one of the five Chinese NPCC product companies that use the ultra gravity manufacturing method developed by the Beijing University of Chemical Technology. However, among the five companies we are the only one that has successfully integrated the ultra-gravity method with a distribution control system (“DCS”), which gives us the ability to maintain high quality NPCC products. Our NPCC products were ISO 9001 certified in 2003. In addition, the membrane-dispersion technology jointly developed by us and Tsinghua University deployed for our new NPCC facility in Xianyang will provide us with an even more improved control over the quality of our NPCC products since this technology enables a very stable production and high yield of nano particles. In addition, the lime stone used by our Xianyang facility is mined near the facility and is of the highest quality in the country.

Developing Cutting Edge Products Through Research and Development

Our research and development efforts are aimed at finding new varieties of products, improving existing products, improving existing product quality and reducing production costs. We believe we are the only NPCC manufacturer in China that supplies the tire industry due to the fact that we have developed our own proprietary technology for particle modification. This technology enables us to modify the property of a particular NPCC product so that it integrates well with and in addition, improves the general property of a particular end product to which the NPCC product serves as an additive. We have also jointly developed a new proprietary membrane-dispersion based technology for the manufacture of high-quality NPCC products with lower costs. We will continue our research and development efforts in these areas. We plan to strengthen our research and development capability by establishing research and development centers in Beijing, Shanghai and Tsingdao. We intend to focus significant efforts on opening new markets for our new products. These new products include NPCC products for the paper and paints industries. We believe these new products will contribute to our growth.

Building a Strong Management Team

Our experienced management team has strong capabilities in leadership and execution. Under their leadership, we have a demonstrated record of rapid and orderly growth. The members of our management team have an average of ten years of industry experience . To meet the challenges of our growing business, we plan to grow our management team by recruiting more high-quality college graduates including ones with higher degrees and training them by giving them increasing responsibilities. We believe a strong management team will ensure our continued success in this industry.

Building a Broad Customer Base

Currently, our products are sold primarily to major customers in Shandong and parts of northern China. We plan to increase our customer base and market our products to other geographic areas in China. We will expand our sales network by setting new sales offices in Xian, Guangzhou and Dalian, in addition to our existing ones in Shanghai, Tsingdao and Beijing. Although our NPCC products are in higher demand, they are only sold to customers concentrated in a couple of industries. We have recently begun our marketing efforts in the paper and paints industries and successfully completed the trial and testing of our samples. We plan to increase our marketing efforts in these industries. We believe doing so will expand and diversify our customer base.

Our Products

We are now focusing on the production of NPCC products and coal based chemicals, which can be divided into the following two categories by function:

NPCC Products	Primary Use
601	additive for PVC building materials
602	additive for tire rubber
102	additive for water based paints, and inks
201	additive for low-end rubber and tires

Coal Based Chemicals	Primary Use
Ammonium bicarbonate	fertilizer
Liquid ammonia	Raw material for pesticides, compound fertilizers, refrigerant
Methanol	Raw material in the manufacture of organic chemicals
Melamine	Raw material in the manufacture of melamine xylenol- formaldehyde resin

We continuously focus on the production of high-quality and low-cost products, and on increasing our sales volume of our NPCC products, which have a gross margin 8% higher than coal-based chemical products.

Our efforts to participate in the tire market and the market for PVC building material products have been relatively successful so far. We have launched new products for water-based paints and generated significant sales. In the future, we plan to launch new NPCC products for paper and oil based paints. We have completed some testing in these two markets and received positive results. We expect growth in high-end NPCC products for such markets will increase our profitability with a corresponding increase in enterprise value.

We take pride in our quality control. We have established quality assurance systems for our NPCC products from purchases to sales. Our NPCC products passed ISO9001 in 2003. We are seeking to continuously improve our production systems and processes, and to meet the latest requirements of ISO9001 (Version 2000).

Our Intellectual Property

We have a nonexclusive license from Nano Material Technology Pte. Ltd. and its rights under several patents and related technology for ultra gravity manufacturing method, developed by Beijing University of Chemical Technology, for twenty years. In addition, we jointly own a pending patent developed by Tsinghua University on next generation NPCC particle producing technology based on membrane-dispersion techniques.

We also own a proprietary technique for NPCC chemical modification that is applicable to different types of end products critical to adding value to downstream industry plants.

We expect to obtain from our affiliate and our predecessor two registered trademarks with the Trademark office of the State Administration for Industry and Commerce of China relating to the Chinese words “Shengke” and “Taifeng”, the former for our NPCC products and the latter for our coal based chemical. We are in the process of registering the trademarks under our name and expect to complete the process shortly.

Our Research and Development Efforts

We currently have more than 10 staff members on our research and development team, and they are located in Tsingdao, Taian and Beijing. All of our research and development staff graduated from junior colleges or achieved an equivalent educational level. Among them, one holds a PhD. degree, three hold a masters degree and three hold college degrees. Most of our research and development staff have been working in this field for more than four years. Mr. Xukui Chen, our Director of research and development, has engaged in NPCC product research for more than six years. He has spearheaded the effort to develop proprietary technology for chemical modification in NPCC products, which enabled our successful entry into the tire, paints and PVC building material industries. This new technology can be used to modify the property of a specific NPCC product to fit a particular end product and in addition, improve the property of such end product. With this new technology, tires and PVC building materials of equal or better quality can be made at a lower cost.

Our research and development activities can be described as a three-stage process. First, we conduct small scale tests after consultation with scholars at Tsinghua University and Tsingdao University of Science and Technology. During the first stage, we apply surface coating agents to NPCC according to different pre-designed formulas for comparative studies. The modified NPCC is tested for mass, size, oil absorbance and other traits to determine if it displays the appropriate features. During the second stage, about two kilograms of NPCC products is produced with lab equipment using a formula selected at the first stage. The NPCC product produced is applied to an end product such as tire, paint and ink . The end product is then tested for a set of property and other parameters to see if they meet expectations. If the formula is successful at the second stage, it will be further tested. During the third stage, about 300 kilograms of the NPCC product is manufactured at the NPCC facility using the formula that passed the second test to be sent to potential customers for an industrial scale test. Our research and development staff is dispatched to such customers’ sites to assist with the test.

We are focused on further developing and improving our core manufacturing technologies so that we can expand our product lines and reduce overall costs. In 2005, we completed samples testing of our NPCC products for high-end newsprint and other paper products in cooperation with a Dutch paper manufacturer in Shanghai, and for ink products with a Chinese manufacturer.

We have entered into joint development agreements with Tsinghua University and Tsingdao University of Science and Technology to develop new NPCC technologies. Under the agreement with Tsingdao University of Science and Technology, we have exclusive ownership to any technology developed. Under the agreement with Tsinghua University, we jointly own any technology developed but with an exclusive right to use such technology. Our joint program with Tsinghua University has produced one patent application filed with the Patent Office of the State Intellectual Property Office of China in October 2005 with approval pending. We expect to manufacture new NPCC products using this new technology during 2006.

In addition, we will use this advanced new technology exclusively for our processing system in our new Xianyang facility, including micro-mix reactors. These improvements not only reduce production costs, but also enable us to further diversify our product lines.

We have budgeted $9 million for the latter half of 2006 to establish research and development centers in Beijing, Shanghai and Tsingdao, large metropolises located on the east coast of China where there are a large number of colleges, a strong technology base and an attractive living environment. As a result, we believe we can better attract senior research personnel at a reasonable cost. We expect the centers to have approximately 34 employees devoted to our research and development efforts and for the reduction of these developments into integrated manufacturing practice and processes. The centers will be a base for training research and technical personnel and developing proprietary technologies. The centers will partner with research universities in China, such as Tsinghua University and Tsingdao University of Science and Technology. We have leased a building in Shanghai from our affiliate Shengda Technology to house our Shanghai research and development center where around 10 research staff members have begun to work. We have started new cooperative research program with Tsinghua University in Beijing where two of our research staff members have recently begun to work.

Our Marketing Efforts

Currently, we have established our position as the only Chinese supplier of NPCC products for the tire industry. Our NPCC products have successfully entered the PVC building material industry and we are a leading supplier. We have also succeeded in marketing our NPCC products to the water based paints industry and generated significant sales. We are actively marketing our NPCC products to the paper and oil based paints industries. We have successfully completed sampling and testing of our products with a number of companies in these industries and expect to start shipping our products to them in the near future.

Our marketing efforts have made us one of the leading suppliers of NPCC products in China. We are also a major supplier of coal based chemicals in Shandong. All of our products are sold in local and regional markets including Shandong province and several princes in northern China. Presently, our main method of selling our products is direct marketing supplemented with indirect marketing. Our products are sold directly to manufacturers and farmers. We are actively expanding our marketing network into other parts of China. We have established sales offices in three locations in China including Shanghai, Tsingdao, and Beijing. We will establish additional sales offices in Xian, Guangzhou and Dalian in the latter half of 2006. We also intend to expand into the international market for NPCC products. We have completed sampling and testing with a Dutch paper manufacturer.

Our sales team has around 30 members. To expand distribution channels and increase our market share, we regularly attend industry fairs and exhibitions, and we have become a member of www.alibaba.com.cn, the largest B to B internet website in China.

Raw Materials

Given the importance to our business of key raw materials such as coal and limestone, materials purchasing and materials management are important activities for us. We carefully manage our purchasing efforts and have established company policies involving raw materials procurement. The cost of raw materials amounts to almost 60% of our total production cost.

Supplier Management System

Over the last two years, the price for raw materials such as coal has undergone a great deal of fluctuation in China, which has affected our profit margin. We have adopted measures to reduce risks in raw material supply, including establishing long term relationships with suppliers, diversifying suppliers and supply sources, and seeking long-term contracts with suppliers.

Purchasing Procedures Bidding with View to Quality and Stability of Supplier

Purchasing transactions are conducted in accordance with an invitation for bidding procedure. Potential suppliers are provided the quality standard for the raw material and are invited to make initial offers, which are compared objectively according to relevant quality guidelines. After validating the various suppliers’ service and capabilities for stable supply, we acquire the needed materials from the supplier offering at the lowest cost. Our financial department establishes an oversight process by appointing individuals to conduct independent market research of key price points periodically. There is a standard procedure for conducting such bidding processes and accepting the bids to insure that the all purchasing procedures are being strictly adhered to.

Major Suppliers

The table below lists our major suppliers (5%) as of December 31, 2005.

Major Suppliers for NPCC Business

Item	Suppliers	Amount Purchased in 2005 (RMB 1,000,000)	% of Total Purchases in 2005
Soft Coal	Shandong Taifeng Minerals Co.	12.596	30.96%
Limestone	Laiwu Niuquan Yujie Stone Factory	2.777	6.83%
Modification agent	Qingdao Siwei Chemical Co. Ltd.	11.968	29.41%
Anthracite	Feicheng Longxin Supply Storage & Transport Co.	10.026	24.64%
Total			91.84%

Major Suppliers for Coal Based Chemical Business

Item	Suppliers	Amount Purchased in 2005 (RMB 1,000,000)	% of Total Purchases in 2005
Anthracite	Shanxi Jincheng Yapeng Trading Co., Ltd	23.685	15.15%
Anthracite	Jincheng Xinshui Road Coal Sales Co.	21.429	13.71%
Anthracite	Feicheng Longxin Supply Storage & Transport Co.	18.700	11.96%
Anthracite	Feicheng Tongyun Coal Co.	17.005	10.88%
Urea	Shandong Feida Chemical Technology Co.	10.220	6.54%
Soft Coal	Shandong Taifeng Minerals Co.	8.235	5.27%
Anthracite	Gaoping Yuncun Lianghu Coal Mine	7.896	5.05%
Total			68.55%

Our Major Customers

We have customers in the Shandong province and other parts of northern China. Some of our NPCC customers are large-scale manufacturers of tires or PVC building materials. Our coal based chemical customers are mainly located in Shandong. We have long-term relationships with most of our customers. Our major customers, based on sales revenue over (5%) as of December 31 , 2005, were as follows:

Major Customers of our NPCC Products

Name	Industry	Amount of Sale (RMB 1,000,000)	Percentage of Total Sales
Triangle Tire	Tire	10.364	14.70%
Double Star Tire	Tire	9.689	13.75%
Zhaoyuan Liao	Tire	6.574	9.33%
Zhengjiang Suhui	Tire	5.700	8.09%
Yongtai Chemicals	Tire	4.095	5.81%
Total			51.67%

Dalian Jinyuan	PVC	9.483	24.17%
Qingdao Haiwei	PVC	7.498	19.11%
Quanzhou Lida	PVC	5.449	13.89%
Yantai Changcheng	PVC	3.590	9.15%
Total			66.32%

Major Customers of Our Coal Based Chemicals

Name	Product	Amount of Sale (RMB 1,000,000)	Percentage of Total Sales
Taian Taixin Chemicals	Liquid Ammonia	7.453	7.52%
Laiwu Jinjian Chemicals	Liquid Ammonia	6.863	6.92%
Hengtai Zhengfa Chemicals	Liquid Ammonia	6.703	6.76%
Taian Jiulong Instruments	Liquid Ammonia	7.304	7.37%
Shandong Bufeng Yeast	Liquid Ammonia	4.977	5.02%
Shandong Huayang Dier Chemicals	Liquid Ammonia	7.292	7.35%
Total			40.93%

Jinan Fushihongxin Trading	Methanol	6.442	8.52%
Linyi Yitangyongda Formadehyde Factory	Methanol	6.321	8.36%
Linyi Lanshan Formaldehyde Factory	Methanol	6.262	8.28%
Total			25.16%

Our Competition

We are subject to intense competition. Some of our competitors have greater financial resources, larger staff, and more established market recognition in both domestic Chinese and international markets than we have.

In our industry, we compete based upon proprietary technologies, manufacturing capacity, product quality, product cost, and ability to produce a diverse range of products.

Our competitors include NPCC products manufacturers around the world and coal based chemical manufacturers in Shandong. Below is a list of the companies we view as our competitors based on the markets in which we sell our products.

NPCC Products Competitors

Name	Production Capacity	Segment Market	Price ($)
Guangdong Enping Jianwei Chemical Co, Ltd.	PCC: 90,000 mt/year NPCC: 10,000 mt/year	Electrical wire and cable	161-198 /metric ton
Shanghai Perfection Co. Ltd.	N/A	Rubber, Plastics and Printing ink	223-297 /metric ton
Anhui Chaodong Nanomaterials Co, Ltd	NPCC: 10,000 mt/year	Paints and Coatings, Plastics	371/ metric ton
Shiraishi Calcium Kaisha, Ltd.	N/A	Paints and Coatings, Printing ink	496-620 /metric ton

Competitors in the paper and ink industries mainly come from Japan such as Shiraishi Calcium Kaisha which sells to Chinese auto paints makers and Japanese ink makers in China.

Competitors in Coal Based Chemicals

Name	Production capacity
Hongda Chemical	30,000 metric tons synthetic ammonia
Luye Chemical	50,000 metric tons synthetic ammonia
Shuangfeng Chemical	5,000 metric tons methanol
Feida Chemical	10,000 metric tons methanol

Our chemical facility employs “continuous method” which automatically adjusts product mix according to seasons, i.e., reducing ammonia bicarbonate and increasing liquid ammonia when farmers use less fertilizers in winter so that we can sell liquid ammonia to chemical manufacturers. This capability is enabled by the installation of de-carbonization devices in our chemical facility.

Regulation

In China, waste gas and water discharges in our chemical manufacturing process are regulated and must meet certain standards under China’s environmental laws and regulations. The local branch of China’s Administration of Environmental Protection samples and tests our gas and water discharge regularly. The technology and specifications of these discharges must be consistent with the regulations for industrial waste water and gas, relevant laws and standards, including the Water Pollution Discharge Standard for the Synthetic Ammonia Industry issued by the China Administration of Environmental Protection. Our waste water and gas discharge in the NPCC manufacturing process is not regulated at the present time.

Our business is also regulated by a number of provincial authorities which license the production of chemical products such as those we manufacture. Our coal based chemical facility has been granted a Production Safety License from Shandong Bureau of Safe Production Supervision. Our other NPCC facilities are not required to obtain a Production Safety License.

The Chinese government often adopts temporary measures to achieve its short term economic goals. For example, it issued policies that encourage farmers in China to increase their production of grains in order to boost the income of millions of Chinese farmers and enhance China’s national security. To achieve that goal, it limited the price of ammonium fertilizers while at the same time provided the fertilizer industry some relief, including capping the price of raw materials, allowing preferential price for electricity, and exempting value added tax. Such policies have enabled our chemical business to enjoy a healthy margin.

Our Employees

As of December 31, 2005, we employed 933 full-time employees with 417 in the NPCC division and 576 in the chemical division. In addition, 6% of the employees are management personnel and 5% are sales staff members. We plan to set up trade unions which protect employees’ rights, aim to assist in the fulfillment of our economic objectives, encourage employee participation in management decisions, and assist in mediating retirement disputes with union members.  We believe that we maintain a satisfactory working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by applicable Chinese law, we have entered into employment contracts with some of our officers, managers and key employees.  We are working towards entering into employment contracts with those officers and employees who do not currently have employment contracts with us. Key employees in our NPCC division are also required to sign a confidentiality and non-compete agreement prohibiting them from disclosing our trade secrets or using them for purposes other than benefiting the company. They are also prohibited from competing with the company for five years after the termination of employment with the company.

Our employees in China participate in a state pension scheme organized by Chinese municipal and provincial governments.  We are required to contribute to the scheme at the rates ranging from 8% to 20% of the average monthly salary.  In addition, we are required by Chinese law to cover employees in China with other types of social insurance. Our total contribution may amount to as much than 30% or more of the average employees monthly salary. We have purchased social insurance for all of our employees. Social insurance expenses were approximately $233,845 and $186,404 for fiscal year 2005 and 2004, respectively. In the event that any current employee, or former employee, files a complaint with Chinese government, not only will we be required to purchase insurance for such employee, we may be subject to administrative fines. We believe that such fines, if imposed, are immaterial.

Our Facilities

All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations. We currently lease from our affiliate Shandong Shengda Technology, which has land use rights to approximately 123,936 square meters of land consisting of manufacturing facilities, employee quarters, warehouses and office buildings in Taian City, China. Therefore, the land leased from our affiliate Shandong Shengda constitutes the basis of our operations as a manufacturer of NPCC products and coal based chemicals.

In August 2006, Shandong Shengda Technology completed the construction of a new NPCC manufacturing facility with approximately 251,285 square meters in Xianyang City, Shaanxi Province, China. The designed capacity for this facility is 60,000 metric tons of NPCC in the first phase. We are leasing the Xianyang facility from our affiliate Shandong Shengda Technology and have purchase the equipment for the facility. We also plan to expand the capacity of our facility in Xianyang if demand emerges.

The main equipment and machinery of our NPCC business includes ultra gravity reactors, limestone kilns, slaking equipment, and packaging machines. The main equipment and machinery of our coal based chemical business include boilers, carbonation towers, desulphurization towers and methanol recycling towers.

We believe that all our properties and equipment have been adequately maintained, are generally in good condition, and are suitable and adequate for our business. Nevertheless, we plan to replace some of the old chemical equipment with new equipment that consumes less energy and produces less pollution. We believe the retrofitting will provide us with better efficiency. In addition, we believe that the newly completed facility and the expected additional land use rights will be sufficient for our expansion efforts.

Legal Proceedings

There are no pending legal proceedings to which we or our properties are subject.

MANAGEMENT

Set forth below are our directors and officers:

Name	Age	Position
Xiangzhi Chen	43	President, Chief Executive Officer and Director
Anhui Guo	35	Chief Financial Officer
Xueyi Zhang	33	Vice President
Xiqing Xu	46	President of Shandong Bangsheng Chemical Co., Ltd.
Zhaowei Ma	40	President of Shandong Haize Nano-Materials Co., Ltd

Mr. Xiangzhi Chen has served as our chief executive officer, president and director since March 31, 2006. Mr. Chen is the founder of Faith Bloom and its subsidiaries and has served as their chairman and chief executive officer since the subsidiaries’ formation in 2001. He has served as president of Shandong Shengda Technology Co., Ltd since January 2003. He was president of Shandong Shengda Construction Co., Ltd from January 1997 to January 2003.

Ms. Guo has served as our chief financial officer, vice president and treasurer since March 31, 2006. Ms. Guo has served as chief financial officer of Faith Bloom and its subsidiaries since 2001. Ms Guo was manager of finance of Shandong Shengda Construction Co., Ltd. from January 2001 to January 2003. She has served as manager of finance of Shandong Shengda Technology Co., Ltd. since January 2003. Ms. Guo was licensed as an accountant in 1996.

Mr. Zhang has served as vice president since March 31, 2006. Mr. Zhang has served as vice president of Shandong Shengda Technology since January 2003. He also served as vice president of Shandong Shengda Construction Co., Ltd from January 2001 to January 2003.

Mr. Xu has been president of Shandong Bangsheng Chemical Co., Ltd. since January 2005. Mr. Xu is responsible for the production and sales of our chemical business. From January 2001 to December 2004, he served as president of Shandong Shengda Chemicals Co., Ltd.

Mr. Ma has been our president of Shandong Haize Nano-Materials Co., Ltd. since August 2005. Mr Ma is responsible for the overall management of our nano-materials business. From January 2001 to August 2005, he served as director of sales of Shandong Shengda Nanomaterials Co., Ltd.

Executive Compensation

The following table sets forth the compensation paid by us to our chief executive officer and to all other executive officers for services rendered during the fiscal years ended December 31, 2005, 2004 and 2003. In reviewing the table, please note that:

•	From May 11, 2001 through November 30, 2005, Alan W. Brandys served as our president and earned no compensation for acting as such.

•	From November 30, 2005 through March 31, 2006, Timothy Halter served as our president, treasurer, secretary and as a director and earned no compensation for acting as such.

•	Xiangzhi Chen was appointed as chief executive officer on March 31, 2006.

•	The compensation amounts paid to Mr. Chen reflect compensation paid to him by the operating subsidiaries of Faith Bloom Limited during the reported periods.

•	No other officer of ShengdaTech or Faith Bloom earned more than $100,000 during any of the reported periods.

		Annual Compensation				Long Term Compensation
Name and Position	Year	Salary	Bonus		Other	Restricted Stock Awards ($)	Common Shares Underlying Options	All Other Compensation

Alan W. Brandys, President	2005 2004 2003	— — —	$	— — —	— — —	— — —	— — —	— — —

Timothy Halter Former CEO, CFO and Secretary	2005 2004 2003	__ __ __		__ __ __	__ __ __	__ __ __	__ __ __	__ __ __

Xiangzhi Chen, President and CEO	2005 2004 2003	$200,000 150,000 100,000		__ __ __	— — —	— — —	— — —	— — —

Board Composition and Committees

We currently do not have standing audit, nominating or compensation committees. Our entire board of directors is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee and a compensation committee of the board of directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert. Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees for attending scheduled and special meetings of our board of directors. In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. We reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings.

Certain Relationships and Related Transactions

On March 31, 2006, we consummated the transactions contemplated by a share exchange agreement among us and the owners of the issued and outstanding capital stock of Faith Bloom Limited, including Xiangzhi Chen, our current chief executive officer and controlling stockholder, and certain of our other officers and directors. Pursuant to the share exchange agreement, we acquired all of the outstanding capital stock of Faith Bloom in exchange for 50,957,603 shares of our common stock. As a result of this transaction, Mr. Chen became the owner of approximately 42% percent of our outstanding common shares.

On March 21, 2006, we entered into a memorandum of understanding with Shandong Shengda Technology Co., Ltd., our affiliate, whereby Shandong Shengda Technology promises to lease the land and NPCC plant being built in Xianyang, Shaanxi to the Company when the construction is completed. Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd.

On September 26, 2005, Eastern Nanomaterials Pte. Ltd., our affiliate, entered into a Financial Advisory Agreement with HFG International, Limited, a Hong Kong Corporation, pursuant to which HFG International, Limited agreed to provide Faith Bloom with financial advisory and consulting services in implementing a restructuring plan and facilitating its reverse acquisition with our company. In consideration for these services, HFG International, Limited was paid a fee of $450,000 upon the closing of the reverse acquisition. Timothy Halter, our departing director, is the principal stockholder and an executive officer of HFG International, Limited. The Agreement was amended on March 29 2006 to designate Faith Bloom as the assignee for Eastern Nanometeials Pte. Ltd.

On November 24, 2004, Eastern Nano-Materials Holdings Pte. Ltd. entered into an asset purchase agreement with Shandong Shengda Chemicals Co., Ltd., as amended on February 20, 2005, whereby Eastern Nano-Materials Holdings Pte. Ltd. purchased chemical manufacturing assets from Shandong Shengda Chemicals Co. with a consideration of approximately $5,223,215. Mr. Xiangzhi Chen, our Chairman and CEO, is a controlling shareholder and an executive officer of Shandong Shengda Chemicals Co.

On November 24, 2004, Eastern Nano-Materials Holdings Pte. Ltd. entered into an asset purchase agreement with Shandong Shengda Nanomaterials Co., Ltd., as amended on February 20, 2005, whereby Eastern Nano-Materials Holdings Pte. Ltd. purchased nano materials manufacturing assets from Shandong Shengda Nanomaterials Co. with a consideration of approximately $6,614,601. Mr. Xiangzhi Chen, our Chairman and CEO, is a controlling shareholder and an executive officer of Shandong Shengda Nanomaterials Co.

On January 6, 2005, Shandong Haize Nanomaterials Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a nano technology license agreement with Shandong Shengda Technology Co. Ltd., whereby Shandong Shengda Technology agrees to sublicense to Shandong Haize Nanomaterials Co., Ltd. the ultra gravity manufacturing method which Shandong Shengda Technology licensed from Nano Materials Technology Pte. Ltd. and which was developed by Beijing University of Chemical Technology. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co.

On February 20, 2005, Shandong Bangsheng Chemicals Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into an equipment lease with Shandong Shengda Technology Co., Ltd. with a rental payment of approximately $200,900 per year. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co.

On March 2, 2005, Shandong Shengda Chemicals Co., Ltd, the predecessor of Shandong Bangsheng Chemicals Co., Ltd. which is our direct subsidiary following our reorganization in March 2006, entered into an equipment purchase agreement whereby Shandong Shengda Chemicals agreed to purchase melamine equipment from Shandong Shengda Chemical Machinery Co., Ltd. valued at approximately $1,361,737. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Chemical Machinery Co., Ltd.

On August 5, 2004, Shandong Shengda Chemicals Co., Ltd., the predecessor of Shandong Bangsheng Chemicals Co., Ltd. which is our direct subsidiary following our reorganization in March 2006, entered into an agreement with Shandong Shengda Chemical Machinery Co. to purchase chemical equipment valued at approximately $310,000. Mr. Xiangzhi Chen, Chairman and CEO of the Company, is the controlling shareholder and an executive officer of Shandong Shengda Chemical Machinery Co., Ltd.

On February 22, 2005, Shandong Haize Nanomaterials Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a land use and lease agreement with Shandong Shengda Technology Co., Ltd whereby it leases the land and building from Shandong Shengda Technology Co., Ltd for approximately $13,486 per month. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd. The agreement was amended on March 21, 2006 to extend the term to 20 years with lessee’s right to renew and to limit the termination of the lease to instances where the lessee fails to pay rent for 6 months.

On February 22, 2005, Shandong Bangsheng Chemical Co., Ltd., our indirect subsidiary following our reorganization in March 2006, entered into a land use and lease agreement with Shandong Shengda Technology Co., Ltd whereby its leases the land and building from Shandong Shengda Technology Co., Ltd for approximately $20,000 per month. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Shandong Shengda Technology Co., Ltd. The agreement was amended on March 21, 2006 to extend the term to 20 years with lessee’s right to renew and to limit the termination of the lease to instances where the lessee fails to pay rent for 6 months.

On December 31, 2005, Faith Bloom Limited entered into a share transfer agreement whereby Eastern Nanomaterials Pte. Co., Ltd. agreed to transfer to Faith Bloom 100% of the outstanding shares of Shandong Haize Nanomaterials Co., Ltd. for $5,765,200. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Singapore Eastern Nanomaterials Pte. Co., Ltd.

On December 31, 2005, Faith Bloom Limited entered into a share transfer agreement whereby Eastern Nano-Materials Pte. Co., Ltd. agreed to transfer to Faith Bloom100% of the outstanding shares of Shandong Bangsheng Chemicals Co., Ltd. for $3,035,000. Mr. Xiangzhi Chen, our Chairman and CEO, is the controlling shareholder and an executive officer of Singapore Eastern Nano-Materials Pte. Co., Ltd.

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 8,312,603 shares of our common stock held by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock directly from us in a private transaction. Of the 8,312,603 shares of common stock covered by this prospectus, 5,837,603 were acquired by the selling stockholders from us in a private placement consummated on March 31, 2006.

Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated March 31, 2006 among us, Faith Bloom Limited, a British Virgin Islands company, and the shareholders of Faith Bloom, we acquired all of the issued and outstanding shares of Faith Bloom's capital stock in exchange for a total of 50,957,603 shares of our common stock. We issued 4.512 shares of our common stock for every one share of Faith Bloom capital stock. As a result of this share exchange, the shareholders of Faith Bloom acquired approximately 94.2% of our issued and outstanding shares and Faith Bloom become our wholly owned subsidiary. Immediately prior to the share exchange, Faith Bloom sold 1,293,795 shares of its capital stock for an aggregate price of $15 million in a private placement offering. Faith Bloom's financing was conditioned upon the concurrent consummation of the share exchange with us and our agreement to register the resale, pursuant to the registration statement of which this prospectus is a part, of the 5,873,603 shares of our common stock that we issued to the investor's in Faith Bloom's private placement. These securities were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 thereunder.

The following table sets forth certain information known to us as of December 11, 2006 and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of our common stock by the selling stockholders. The share amounts under the column, “Number of shares being offered” consist of the shares of our common stock issued by us in the share exchange described above.

The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that each selling stockholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 11, 2006 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

	Shares beneficially owned before the offering			Shares beneficially owned after the offering
Name of beneficial owner	Number	Percentage	Number of shares being offered	Number	Percentage
Halter Financial Investments, L.P. (1)	446,905	*	446,905	0	0%
High Tech Venture Capital Inc.	10,000	*	10,000	0	0%
Mr. Eric Pedersen	13,000	*	13,000	0	0%
Eagle Creek Custom Logs Ltd. (2)	18,500	*	18,500	0	0%
Mr. Robert Park	5,000	*	5,000	0	0%
Mr. Richard H. Dahl	18,500	*	18,500	0	0%
Mr. Ken Bell	7,400	*	7,400	0	0%
Mr. Steve Horth	18,500	*	18,500	0	0%
JMC Investments Ltd.	18,500	*	18,500	0	0%
Gordon W. Ross Real Estate Inc. (3)	9,200	*	9,200	0	0%
BOT Holdings Inc. (4)	18,500	*	18,500	0	0%
Richard &/or Susan Burton Jtwros	9,250	*	9,250	0	0%
Mr. James Gilkison	9,250	*	9,250	0	0%
Dr. J. Eric Goode	8,000	*	8,000	0	0%
Elephant Investments (5)	15,500	*	15,500	0	0%
The Brewster Family Trust (6)	18,500	*	18,500	0	0%
Mr. Bernard Bonertz	10,000	*	10,000	0	0%
Mr. Keenan Cannady	5,500	*	5,500	0	0%
Charbonneau Limited Partnership (7)	20,000	*	20,000	0	0%
Mr. Brian Crookes and/or Mrs. Maryann Crookes Jtwros	18,500	*	18,500	0	0%
Mr. Gregory A. Fischer	8,000	*	8,000	0	0%
Mr. Darrin Gabel	10,000	*	10,000	0	0%
Angiogene Inc. (8)	39,000	*	39,000	0	0%
Mrs. Nancy Beauchemin and/or Mr. Marc Beauchemin Jtwros	6,250	*	6,250	0	0%
Danny D. Della-Longa Professional Corp (9)	7,663	*	7,663	0	0%
John Mackay and/or Trisha Mackay Jtwros	10,000	*	10,000	0	0%
Mr. Dennis Bleackley	10,000	*	10,000	0	0%
Mr. Steven Perry	10,000	*	10,000	0	0%
Don Cowie	18,500	*	18,500	0	0%
Mrs. Sally Drysdale	8,150	*	8,150	0	0%
Bob Geddes	30,000	*	30,000	0	0%
Andrew Goodacre	20,000	*	20,000	0	0%
Mr. Robert Church	10,000	*	10,000	0	0%
Mr. Richard D. Cote	5,500	*	5,500	0	0%
Jack Coldwell	10,000	*	10,000	0	0%
Mrs. Della Ann Gabel	10,000	*	10,000	0	0%
Mr. Harry Gabel	10,000	*	10,000	0	0%
Mr. Brad W. Gabel	20,000	*	20,000	0	0%
Mr. Gary Allard and/or Mrs. Kathy Allard	4,500	*	4,500	0	0%
Mr. Ron C. Northcott	10,000	*	10,000	0	0%
Terral Hagman	20,000	*	20,000	0	0%
Ross E. Allsopp	1,850	*	1,850	0	0%
G-Mac Welding Ltd. (10)	8,000	*	8,000	0	0%
Mr. Imtiaz Bhimani and/or Mrs. Shirin Bhimani Jtwros	5,600	*	5,600	0	0%
Mr. Jesse L. Hudey	7,400	*	7,400	0	0%
Panayiotis Andreou Professional Corporation (11)	10,000	*	10,000	0	0%
Earl C. Fawcett	20,000	*	20,000	0	0%
783036 Alberta Ltd. (12)	10,000	*	10,000	0	0%
Mr. Kelly Fraser	33,000	*	33,000	0	0%
Wayne Hucik	20,000	*	20,000	0	0%
Mr. Calvin G. Gabel	10,000	*	10,000	0	0%
264646 Alberta Ltd. (13)	20,000	*	20,000	0	0%
Danich Investments Ltd. (14)	17,000	*	17,000	0	0%
Mr. William Tobman	10,000	*	10,000	0	0%
Mr. Rod Dand	8,000	*	8,000	0	0%
Dr. Sandeep Aggarwal Prof. (15)	10,000	*	10,000	0	0%
Doug F. Riopelle	10,000	*	10,000	0	0%
Mr. Paul G. Sicotte	20,000	*	20,000	0	0%
J. Barrett Developments Ltd. (16)	8,150	*	8,150	0	0%
Kornell Capital Corporation (17)	8,000	*	8,000	0	0%
Mr. Don A. Leeb	8,000	*	8,000	0	0%
Mr. Richard N. Macdermott	22,250	*	22,250	0	0%
Mr. Brent Mclellan	9,500	*	9,500	0	0%
Mr. Dwight Mclellan	9,500	*	9,500	0	0%
Mr. Leigh Muir	7,400	*	7,400	0	0%
Mr. Brad Newman	3,700	*	3,700	0	0%
Gerald Slamko	9,250	*	9,250	0	0%
Mr. Dale Tingley	55,000	*	55,000	0	0%
Mr. Larry J. Trapp	9,000	*	9,000	0	0%
Mr. Barry Tucker	20,000	*	20,000	0	0%
Vickers Family Trust (18)	29,000	*	29,000	0	0%
Evonne Whelan	10,000	*	10,000	0	0%
Mr. David Whelan	5,000	*	5,000	0	0%
Rodadon Investments Ltd. (19)	5,500	*	5,500	0	0%
Richard Thompson	3,500	*	3,500	0	0%
Zhihao Zhang	712,500	1.32%	712,500	0	0%
Shangzhen Gang	475,000	*	475,000	0	0%
Hongbo Wang	51,500	*	51,500	0	0%
Shufen Li	48,500	*	48,500	0	0%
William P. Wells	1,979	*	1,979	0	0%
Stephen L. Parr	1,979	*	1,979	0	0%
Travis L. Parr	1,979	*	1,979	0	0%
David Parr	1,979	*	1,979	0	0%
Mathew M. Wirgau	1,979	*	1,979	0	0%
James W. McDowell, Jr.	1,980	*	1,980	0	0%
Pieter Bottelier	11,875	*	11,875	0	0%
James Sasser	11,875	*	11,875	0	0%
Liu Hong Rui	11,875	*	11,875	0	0%
Gary C. Evans	206,460	*	206,460	0	0%
Daniel O. Conwill III	97,293	*	97,293	0	0%
JLF Partners I, L.P. (20)	850,512	1.57%	850,512	0	0%
JLF Partners II, L.P. (20)	77,607	*	77,607	0	0%
JLF Offshore Fund, Ltd. (20)	1,383,574	2.56%	1,383,574	0	0%
Iroquois Master Fund Ltd. (21)	194,590	*	194,590	0	0%
Pinnacle China Fund, L.P. (22)	389,300	*	389,300	0	0%
Sean C. Cooper & Krista Petro JT TEN	23,359	*	23,359	0	0%
Sterling Capital Management, LLC (23)	116,753	*	116,753	0	0%
Westend Partners (24)	58,395	*	58,395	0	0%
Harold E. Gear	12,982	*	12,982	0	0%
John H. Trescot, Jr.	12,977	*	12,977	0	0%
W. W. Gay	12,977	*	12,977	0	0%
Carolyn Prahl	38,916	*	38,916	0	0%
Ryan Osborne	38,916	*	38,916	0	0%
Richard D. Squires	330,906	*	330,906	0	0%
Squires Family LP (25)	155,723	*	155,723	0	0%
Alexandra Global Master Fund Ltd. (26)	1,556,695	2.88%	1,556,695	0	0%

* represents less than 1% of the issued and outstanding common stock.

(1)
Timothy Halter, our former CEO and director, is the sole member of TPH GP, LLC which is the sole general partner of TPH GP, L.P. which is a limited partner of Halter Financial Investments, L.P. Mr. Halter is also the chairman of Halter Financial Investment GP, LLC which is the general partner of Halter Financial Investments, L.P.

(2)	Cheryl Houchin has voting and investment control over the securities held by Eagle Creek.

(3)	Gordon Ross has voting and investment control over the securities held by Gordon W. Ross Real Estate Inc.

(4)	Tom Binkerhoff has voting and investment control over the securities held by Bot Holdings Inc.

(5)	Ryan Holt and Adam Carpenter has voting and investment control over the securities held by Elephant Investments.

(6)	James Brewster has voting and investment control over the securities held by The Brewster Family Trust.

(7)	Arnie Charbonneau has voting and investment control over the securities held by Charbonneau Limited Partnership.

(8)	Winston Ho Fatt has voting and investment control over the securities held by Angiogene Inc.

(9)	Danny Dalla-Longa has voting and investment control over the securities held by Danny Dalla-Longa Professional Corporation.

(10)	Giant MacNaughton has voting and investment control over the securities held by G-Mac Welding Ltd.

(11)	Panayiotis Andreou has voting and investment control over the securities held by Panayiotis Andreou Professional Corporation.

(12)	Ralph Miller has voting and investment control over the securities held by 783036 Alberta Ltd.

(13)	Vic Walls has voting and investment control over the securities held by 264646 Alberta Ltd.

(14)	Danny Remuda has voting and investment control over the securities held by Danich Investments Ltd.

(15)	Sandeep Aggarnal has voting and investment control over the securities held by Sandeep Aggarnal Professional Corporation.

(16)	Werner Henzler has voting and investment control over the securities held by J. Barrett Developments Ltd.

(17)	Mark Kornell has voting and investment control over the securities held by Kornell Capital Corporation.

(18)	Harold Vickers has voting and investment control over the securities held by Vicker Family Trust.

(19)	Robert Park has voting and investment control over the securities held by Rodadon Investments Ltd.

(20)	Jeffrey Feinberg has sole voting and investment control over the securities held by JLF Partners II, L.P., JLF Partners II, L.P. and JLF Offshore Fund, Ltd.

(21)	Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd.

(22)	Barry M. Kitt has sole voting and investment control over the securities held by Pinnacle China Fund, L.P.

(23)
Sterling Capital Management LLC, Sterling MGT, Inc., Eduardo A. Brea, Alexander W. McAlister, David M. Ralston, Brian R. Walton and Mark Whalen have shared voting and investment power with respect to the securities held by Sterling Capital Management LLC.

(24)
Westend Capital Management, LLC is the registered investment advisor for Westend Partners LLC. The members of Westend Capital Management, LLC are Sean Cooper, George Bolton and Charles Bolton who hold voting and dispositive power for the shares held by Westend Partners LLC.

(25)	Richard D. Squires is the general partner of Squires Family LP and holds hold voting and dispositive power for the shares held by Squires Family LP.

(26)
Alexandra Investment Management, LLC, a Delaware limited liability company, serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company. By reason of such relationship, Alexandra Investment Management, LLC may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Alexandra Investment Management, LLC disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov and Dimitri Sogoloff are managing members of Alexandra Investment Management, LLC. By reason of such relationships, Mr. Filimonov and Mr. Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Alexandra Global Master Fund Ltd. Mr. Filimonov and Mr. Sogoloff disclaim beneficial ownership of such shares of common stock.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated articles of incorporation and our bylaws. This description is only a summary and is qualified by reference to our articles of incorporation and bylaws. Our articles of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock currently consists of 100,000,000 shares of our common stock, par value $0.00001 per share and 10,000,000 shares of undesignated preferred stock.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, of which, as of the date of this prospectus, 54,095,103 shares were issued and outstanding and held by 169 stockholders of record. As of the date of this prospectus, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of common stock.

Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the certificate of incorporation, and certain mergers and reorganizations), in which cases Nevada law and our bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the board of directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up, to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.

Undesignated Preferred Stock

Under our amended and restated articles of incorporation we have authorized 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of the date of this prospectus, no shares of our authorized preferred stock have been designated and none are issued and outstanding. Our board of directors has the authority, without action by the stockholders, to establish from the authorized shares of undesignated preferred stock one or more classes or series of preferred shares, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series or the designation of such class or series. It is not possible to state the actual effect of the issuance of any shares of undesignated preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such shares. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of ShengdaTech without further action by the stockholders. We have no present plans to designate or issue any additional shares of undesignated stock.

Option Grants in 2005 Fiscal Year

We did not grant any stock options or stock appreciation rights in 2005.

Aggregated Option Exercises in 2005 Fiscal Year and Fiscal Year-End Option Values

There were no option exercises in fiscal year 2005 and no options were outstanding at fiscal year-end.

Dividends

We do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent

The transfer agent for our common stock is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Fresco, Texas 75034.

LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Irvine, California.

EXPERTS

The consolidated financial statements of ShengdaTech, Inc. and subsidiaries as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been included herein in reliance upon the report of Hansen, Barnett & Maxwell, an independent registered public accounting firm, given upon authority of that firm as experts in accounting and auditing.

CHANGES IN ACCOUNTANTS

On October 5, 2004, the accounting firm of John Geib was dismissed by our board of directors as our independent auditors. During the two most recent fiscal years and subsequent interim period through the date of discharge, there were no disagreements on matters of accounting principles and practices, financial disclosure, or auditing scope of procedure between us and John Geib. John Geib was dismissed on the grounds of our desire to retain auditors that are registered with the Public Company Accounting Oversight Board (United States).

The report of John Geib on our financial statements as of and for the years ended July 31, 2003 and 2002 did not contain an adverse, qualified or disclaimer of opinion. However, the reports did contain an explanatory paragraph wherein John Geib expressed substantial doubt about our ability to continue as a going concern.

At its board meeting on September 20, 2004, our board of directors engaged Schwartz Levisky Feldman, LLP as our independent auditor for its fiscal year ending July 31, 2004. Schwartz Levitsky Feldman, LLP accepted such appointment on September 20, 2004. Prior to their appointment, we did not consult with Schwartz Levitsky Feldman, LLP on any matters related to accounting or the type of opinion they may issue.

On December 1, 2004, the accounting firm of Schwartz Levitsky Feldman, LLP was dismissed by our board of directors as our independent auditors. During the period that Schwartz Levitsky Feldman, LLP were our auditors, there were no disagreements on matters of accounting principles and practices, financial disclosure, or auditing scope of procedure between us and Schwartz Levitsky Feldman, LLP. Schwartz Levitsky Feldman, LLP was dismissed because we determined that it was in our best interests to retain a U.S. based auditor that is registered with the Public Company Accounting Oversight Board (United States).

The report of Schwartz Levitsky Feldman, LLP on our financial statements as of and for the years ended July 31, 2004 did not contain an adverse, qualified or disclaimer of opinion. However, the report did contain an explanatory paragraph wherein Schwartz Levitsky Feldman, LLP expressed substantial doubt about our ability to continue as a going concern.

At its board meeting on December 1, 2004, our board of directors engaged Rotenberg & Co., LLP as our independent auditor for the fiscal year ending July 31, 2005. Rotenberg & Co., LLP accepted such appointment on December 1, 2004. Prior to their appointment, we did not consult with Rotenberg & Co., LLP on any matters related to accounting or the type of opinion they may issue.

Rotenberg & Co., LLP, the registrant's independent registered public accounting firm, was dismissed on May 17, 2006. The reports of Rotenberg & Co., LLP on the registrant's financial statements as of July 31, 2005 and for the year then ended did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the period of such firm's engagement through such dismissal, there were no disagreements with Rotenberg & Co., LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rotenberg & Co., LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its report. During the same period, there have been no reportable events, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

On May 11, 2006, the registrant engaged Hansen, Barnett & Maxwell as its new independent registered public accounting firm. The decision to change accountants was approved by the board of directors. Prior to their appointment, we did not consult Hansen, Barnett & Maxwell on any matters of accounting principles or practices or the type of opinion they may issue.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy our SEC filings, including the registration statement at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC's web site (http://www.sec.gov).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting us at Youth Pioneer Park, Tai’an Economic and Technological Development Zone, Tai’an City, Shandong Province 271000, People’s Republic of China or at 86-538-856-0609. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus.

SHENGDATECH, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2006 (unaudited) and December 31, 2005 and 2004	F-3

Consolidated Statements of Operations and Comprehensive Income for the Nine Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended December 31, 2005, 2004 and 2003	F-4

Consolidated Statements of Shareholders’ Equity for the Nine Months Ended September 30, 2006 (unaudited) and for the Years Ended December 31, 2005, 2004, and 2003	F-5

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2006 and 2005 (unaudited) and for the Years Ended December 31, 2005, 2004, and 2003	F-6

Notes to Consolidated Financial Statements	F-7

HANSEN, BARNETT& MAXWELL	Registered with the Public Company Accounting Oversight Board
A Professional Corporation CERTIFIED PUBLIC ACCOUNTANTS 5 Triad Center, Suite 750 Salt Lake City, UT 84180-1128 Phone: (801) 532-2200 Fax: (801) 532-7944 www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
ShengdaTech, Inc.

We have audited the accompanying consolidated balance sheets of ShengdaTech, Inc. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ShengdaTech, Inc. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the accompanying consolidated financial statements have been restated for the effects of correcting an overstatement of revenues and selling expenses during the years ended December 31, 2003, 2004, and 2005. Also, the December 31, 2003 consolidated financial statements have been restated for the effects of correcting an overstatement of general and administrative expenses and an understatement of cost of sales and selling expenses.

/s/ HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
May 11, 2006, except for Note 1 regarding the restatement of financial statements as to which the date is December 12, 2006 and except for Note 14 as to which the date is January 3, 2007

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$23,293,098	$10,749,300	$10,409,891
Trade accounts receivable, less allowance for doubtful accounts of $44 (unaudited), $0, and $19,888, respectively	5,023,890	3,929,082	3,761,726
Other non-trade receivables	4,079,775	4,014,861	1,472
Advances to suppliers	128,963	262,591	—
Inventory	2,844,865	1,478,510	1,264,489
Receivable from related parties	1,581	943,308	—
Total Current Assets	35,372,172	21,377,652	15,437,578
Property and Equipment, net of accumulated depreciation of $3,263,944 (unaudited), $2,545,460, and $3,401,624, respectively	24,521,021	8,579,676	12,547,242
Construction in progress	91,859	—	—
Intangible Assets, net of accumulated amortization of $0 (unaudited), $0, and $898,261, respectively	—	—	7,795,486
Total Assets	$59,985,052	$29,957,328	$35,780,306
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Trade accounts payable	$3,342,104	$1,618,492	$2,033,652
Other payables and accrued expenses	2,440,821	1,936,971	1,653,404
Income and other taxes payable	651,163	1,282,059	3,715,878
Advances from customers	—	—	75,515
Payable to related parties	2,519,038	347,218	52,854
Total Current Liabilities	8,953,126	5,184,740	7,531,303
Shareholders' Equity
Preferred stock - $0.00001 par value; 10,000,000 shares authorized, no shares outstanding	—	—	—
Common stock - $0.00001 par value; 100,000,000 shares authorized, 54,095,103 shares (unaudited), 45,120,000 shares , and 87,305,912 shares outstanding, respectively	541	451	873
Additional paid-in capital	22,641,997	8,608,864	16,657,514
Retained earnings	27,340,778	15,962,471	11,590,085
Accumulated other comprehensive income	1,048,610	200,802	531
Total Shareholders' Equity	51,031,926	24,772,588	28,249,003
Total Liabilities and Shareholders' Equity	$59,985,052	$29,957,328	$35,780,306

See the Accompanying Notes to the Consolidated Financial Statements.

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
Sale of Products	$49,418,129	$43,258,493	$58,599,329	$50,110,447	$30,257,690
Cost of Products Sold	35,717,463	30,100,498	41,016,439	36,650,707	24,368,658
Gross Profit	13,700,666	13,157,995	17,582,890	13,459,740	5,889,032
Operating Expenses
Selling expense	751,842	628,591	865,338	763,186	463,763
General and administrative expense	1,758,507	686,388	967,357	926,174	1,098,057
Impairment of property and equipment	—	—	—	230,846	—
Total Operating Expenses	2,510,349	1,314,979	1,832,695	1,920,206	1,561,820
Income from Operations	11,190,317	11,843,016	15,750,195	11,539,534	4,327,212
Other Income (Expense)
Interest income	77,899	56,405	82,611	22,848	6,939
Other income	126,585	—	129,665	—	—
Interest expense	(16,494)	—	—	(5,331)	(219,390)
Net Other Income (Expense)	187,990	56,405	212,276	17,517	(212,451)
Income Before Income Taxes	11,378,307	11,899,421	15,962,471	11,557,051	4,114,761
Provision for Income Taxes	—	—	—	4,144,713	1,624,547
Net Income	$11,378,307	$11,899,421	$15,962,471	$7,412,338	$2,490,214
Basic and Diluted Earnings Per Share	$0.23	$0.14	$0.25	$0.08	$0.03
Basic and Diluted Weighted-Average
Shares Outstanding	51,103,403	87,305,912	64,455,210	87,305,912	87,305,912

Net Income	$11,378,307	$11,899,421	$15,962,471	$7,412,338	$2,490,214
Foreign currency translation adjustment	847,808	253,639	200,271	1,528	(1,142)
Comprehensive Income	$12,226,115	$12,153,060	$16,162,742	$7,413,866	$2,489,072

See the Accompanying Notes to the Consolidated Financial Statements.

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005, AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (Unaudited)

	Common Shares		Additional Paid-In	Receivable From	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Shareholder	Earnings	Income	Shareholders' Equity
Balance as of December 31, 2002	87,305,912	$873	$16,657,514	$—	$1,687,533	$145	$18,346,065
Net income for the year	—	—	—	—	2,490,214	—	2,490,214
Foreign currency translation adjustment	—	—	—	—	—	(1,142)	(1,142)
Balance, December 31, 2003	87,305,912	873	16,657,514	—	4,177,747	(997)	20,835,137
Net income for the year	—	—	—	—	7,412,338	—	7,412,338
Foreign currency translation adjustment	—	—	—	—	—	1,528	1,528
Balance, December 31, 2004	87,305,912	873	16,657,514	—	11,590,085	531	28,249,003
Noncash capital contribution	45,124,979	451	8,609,395	(3,444,924)	—	—	5,164,922
Distribution to shareholders	(87,310,891)	(873)	(16,658,045)	—	(11,590,085)	—	(28,249,003)
Collection of receivable from shareholder	—	—	—	3,444,924	—	—	3,444,924
Net income for the year	—	—	—	—	15,962,471	—	15,962,471
Foreign currency translation adjustment	—	—	—	—	—	200,271	200,271
Balance, December 31, 2005	45,120,000	451	8,608,864	—	15,962,471	200,802	24,772,588
Shares issued for cash, $2.39 per share (unaudited)	5,837,603	58	13,969,656	—	—	—	13,969,714
Shares issued to acquire ShengdaTech, Inc.
Company recorded as a purchase (unaudited)	3,137,500	31	63,478	—	—	—	63,509
Net income for the period (unaudited)	—	—	—	—	11,378,307	—	11,378,307
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	847,808	847,808
Balance, September 30, 2006 (unaudited)	54,095,103	$541	$22,641,997	$—	$27,340,778	$1,048,610	$51,031,926

See the Accompanying Notes to the Consolidated Financial Statements.

SHENGDATECH, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30		For the Years Ended December 31
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income	$11,378,307	$11,899,421	$15,962,471	$7,412,338	$2,490,214
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	659,681	860,255	1,009,577	903,930	866,235
Amortization	—	69,249	69,249	188,367	188,856
Impairment of property and equipment	—	—	—	230,838	—
Change in current assets and liabilities:
Trade accounts receivable	(1,004,215)	894,385	(71,561)	(212,347)	(2,982,866)
Other non-trade receivables	14,314	(4,307,262)	(5,181,418)	1,344,820	(1,322,012)
Advances to suppliers	137,063	(289,575)	(258,433)	51,530	864,308
Inventories	(1,320,184)	(969,973)	(179,322)	324,660	(468,771)
Other current assets	—	(9,717)	—	—	—
Accounts payable	1,667,554	(1,169,706)	(662,437)	(206,783)	1,470,903
Other payables and accrued expenses	459,644	189,026	238,137	(72,376)	991,161
Income and other taxes payable	(647,947)	2,799,192	1,261,756	1,358,419	1,463,828
Advances from customers	—	(76,365)	(76,189)	(11,538)	87,049
Net Cash Provided by Operating Activities	11,344,217	9,888,930	12,111,830	11,311,859	3,648,905
Cash Flows from Investing Activities:
Purchases of property and equipment	(16,231,659)	(3,664,766)	(2,517,152)	(701,619)	(2,858,884)
Construction in progress	(90,696)	—	—	—	—
Net Cash Used In Investing Activities	(16,322,355)	(3,664,766)	(2,517,152)	(701,619)	(2,858,884)
Cash Flows from Financing Activities:
Net change in short-term loans	—	—	—	(1,208,196)	(1,570,636)
Net change in short-term notes payable	—	—	—	(96,656)	96,655
Changes in related party receivable/payable	3,085,771	(2,654,381)	(1,570,946)	(1,288,190)	1,341,027
Distribution to shareholders	—	(7,822,477)	(7,822,477)	—	—
Proceeds from sale of common stock	13,969,714	—	—	—	—
Net Cash Provided by (Used in) Financing Activities	17,055,485	(10,476,858)	(9,393,423)	(2,593,042)	(132,954)
Effect of Exchange Rate Changes on Cash	466,451	99,778	138,154	413	(113)
Net Increase (Decrease) in Cash and Cash Equivalents	12,543,798	(4,152,916)	339,409	8,017,611	656,954
Cash and Cash Equivalents at Beginning of Period	10,749,300	10,409,891	10,409,891	2,392,281	1,735,327
Cash and Cash Equivalents at End of Period	$23,293,098	$6,256,975	$10,749,300	$10,409,891	$2,392,281
Supplemental Cash Flow Information:
Taxes paid	$—	$1,992,077	$3,485,546	$2,675,371	$1,078,986
Interest paid	—	—	—	5,346	219,390
Schedule of Noncash Investing and Financing Activities
Noncash distribution to shareholders:
Other non-trade receivables	$—	$—	$(301,111)	$—	$—
Land and building	—	—	(5,821,565)	—	—
Intangible assets	—	—	(7,795,486)	—	—
Liability incurred	—	—	(1,343,442)	—	—
	$—	$—	$(15,261,604)	$—	$—

See the Accompanying Notes to the Consolidated Financial Statements.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Organization and Nature of Operations – On March 2, 1998, a group of 19 investors (referred to herein as the Investors), of which Mr. Chen Xiangzhi (Mr. Chen) holds a controlling interest, formed Shandong Shengda Nano Co., Ltd. (Shengda Nano) under the laws of the People’s Republic of China (PRC). Shengda Nano has developed, and manufactures and markets, nano-sized precipitated calcium carbonate in the PRC for use in the production of automobile tires.

On November 13, 2001, the Investors formed Shandong Shengda Chemical Co., Ltd. (Shengda Chemical) under the laws of the PRC. Shengda Chemical manufactures and sells ammonium bicarbonate, liquid ammonia and methanol in the PRC for use as chemical fertilizer and in the production of other organic and inorganic chemical products including formaldehyde and pesticides.

During September 2004, the Investors formed Dongfang Nano-Materials Pte. Limited, a Singapore private limited company, subsequently renamed Eastern Nano-Materials Holdings Pte. Ltd. (Eastern Nano), and formed Shandong Haize Nano Co. Ltd. (Haize Nano) and Shandong Bangsheng Chemical Co. Ltd. (Bangsheng Chemical) as subsidiaries of Eastern Nano in the PRC (the Eastern Nano Subsidiaries). On November 24, 2004, the Investors agreed to transfer all of the operations and all of the assets and liabilities of Shengda Nano and Shengda Chemical, except for $7,822,477 of cash, $301,111 of other non-trade receivables, their land, land use rights and buildings, (the Acquired Assets) to the Eastern Nano Subsidiaries and to cause the Eastern Nano Subsidiaries to assume $1,343,442 of additional liabilities from the Investors. In June 2005, the Eastern Nano Subsidiaries consummated the acquisition of the Acquired Assets for $5,164,922. The purchase was financed and paid by Mr. Chen personally borrowing $5,250,000 from a third-party lender and paying $5,164,922 thereof to the Investors. The payments were made to the Investors in order to accomplish the transfer in accordance with the laws of the PRC and in accordance with the terms of the purchase agreement. Immediately thereafter, the Investors each repaid their proportionate share of $5,164,922 of Mr. Chen’s note payable to the third-party. The land, land use rights and buildings that Shengda Nano and Shengda Chemical retained were thereafter leased to the Eastern Nano Subsidiaries.

The transfer of the Acquired Assets to the Eastern Nano Subsidiaries was recognized in June 2005 as a reorganization of Shengda Nano and Shengda Chemical into the Eastern Nano Subsidiaries. The assets and liabilities of Shengda Nano and Shengda Chemical, including the assets retained by Shengda Nano and Shengda Chemical, were recorded at their historical carrying value of $28,249,003. The net assets that were retained by Shengda Nano and Shengda Chemical and the liabilities assumed from the Investors were recognized as distributions to the Investors at their historical carrying values and consisted of the following:

Distribution to shareholders:
Cash	$7,822,477
Other non-trade receivables	301,111
Land and building	5,821,565
Intangible assets	7,795,486
Liabilities assumed	1,343,442
Total	$23,084,081

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Those net assets and the $5,164,922 paid to the Investors by Mr. Chen were recognized as capital distributions to the Investors totaling $28,249,003. The repayment by the Investors of $5,164,922 of Mr. Chen’s note payable to the third-party lender was recognized as an $8,609,846 noncash capital investment into Eastern Nano by the Investors, which included a $3,444,924 receivable from a shareholder. The accompanying consolidated financial statements include the operations of Shengda Nano and Shengda Chemical for the periods prior to the reorganization and the operations of Eastern Nano and its subsidiaries for the periods after the reorganization.

On November 15, 2005, the Investors formed Faith Bloom Limited (Faith Bloom) under the laws of the British Virgin Islands. On December 31, 2005, Eastern Nano transferred the Eastern Nano Subsidiaries to Faith Bloom in exchange for the issuance of 10,000,000 shares of Faith Bloom common stock to the Investors. The transfer of the Eastern Nano Subsidiaries to Faith Bloom was recognized as a reorganization of Eastern Nano and the Eastern Nano Subsidiaries into Faith Bloom with the assets and liabilities remaining at their historical cost.

On March 31, 2006, Faith Bloom issued 1,293,795 shares of common stock to certain unrelated institutional and accredited investors in exchange for $15,000,000 less $1,030,286 of costs associated therewith. Upon consummation of this transaction and on the same date, the Faith Bloom shareholders entered into an agreement with Zeolite Exploration Company, a Nevada corporation (subsequently renamed ShengdaTech, Inc. on January 3, 2007 and referred to as the "Company"), to exchange all of their 11,293,785 issued and outstanding common shares for 50,957,603 shares of Company common stock. Subsequent to this transaction, the Faith Bloom shareholders owned 94.2% of the Company. The transaction with the Company was recognized as a 4.5 for 1 stock split of the Faith Bloom common stock and the reverse acquisition of the Company's net monetary assets totaling $63,509 in exchange for the 3,137,500 shares of common stock that remained outstanding. Faith Bloom’s assets and liabilities remained at their historical cost.

The accompanying consolidated financial statements have been restated on a retroactive basis to present the reorganizations of the Eastern Nano Subsidiaries into Faith Bloom and Faith Bloom into the Company as though the reorganizations had been in place for all periods presented.

Restatement of Financial Statements – During September 2006, the Company realized that the September 30, 2005 and the December 31, 2005, 2004 and 2003 consolidated financial statements needed to be revised to correct an overstatement of revenues and selling expenses for rebates paid to customers in the amounts of $511,420, $723,442, $513,021 and $122,756, respectively. In addition, during September 2006, the Company realized that the December 31, 2003 consolidated financial statements needed to be revised to correct an overstatement of general and administrative expenses and understatement of cost of products sold and selling expenses for the reclassification of $142,619 for bonuses paid to employees. The Company concluded that the rebates should be off-set against revenues and the bonuses should be classified in the income statement based on where the employees provided service. The correction of these balances for both errors had no effect on the previously reported net income. The effects of the restatements were as follows.

	As Previously Reported	Effect of Restatment	As Restated
For the Nine Months Ended September 30, 2005
Revenues	$43,769,913	$(511,420)	$43,258,493
Selling Expenses	1,140,011	(511,420)	628,591

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

	As Previously Reported	Effect of Restatment	As Restated
For the Year Ended December 31, 2005
Revenues	$59,322,771	$(723,442)	$58,599,329
Selling Expenses	1,588,780	(723,442)	865,338

	As Previously Reported	Effect of Restatment	As Restated
For the Year Ended December 31, 2004
Revenues	$50,623,468	$(513,021)	$50,110,447
Selling Expenses	1,276,207	(513,021)	763,186

	As Previously Reported	Effect of Restatment	As Restated
For the Year Ended December 31, 2003
Revenues	$30,380,446	$(122,756)	$30,257,690
Cost of Products Sold	24,267,095	101,563	24,368,658
Selling Expenses	545,463	(81,700)	463,763
General and Administrative Expenses	1,240,676	(142,619)	1,098,057

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Translating Financial Statements – The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The functional currency of the operating subsidiaries in the PRC is the Chinese Yuan Renminbi (CNY); however, the accompanying financial statements have been expressed in United States dollars. The accompanying consolidated balance sheets have been translated into United States dollars at the exchange rates prevailing at each balance sheet date. The accompanying consolidated statements of operations have been translated using the average exchange rates prevailing during the periods of each statement. See Note 12.

Consolidation – The accompanying consolidated financial statements include the accounts and transactions of Shengda Nano and Shengda Chemical through June 2005, the accounts of Eastern Nano from September 2004 through November 15, 2005, the accounts and transactions of Faith Bloom and its wholly owned subsidiaries from November 15, 2005 through March 31, 2006, and the accounts of Shengdatech, Inc. from March 31, 2006 to September 30, 2006 (unaudited). Shengdatech, Inc. and its wholly owned subsidiaries are referred to as the “Company”. In connection with the lease agreements described in Note 12 below for the land, land use rights, buildings, and certain equipment, the Company has determined that it is not the primary beneficiary due to the significant other operations of the group and therefore those entities are not consolidated in the Company’s financial statements.

Interim Unaudited Financial Statements – The accompanying unaudited consolidated financial statements of the Company and its subsidiaries at September 30, 2006 and for the nine months ended September 30, 2006 and 2005, reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of Management, are necessary to present fairly the consolidated financial position and results of operations of the Company for the periods presented. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other non-trade receivables, advances to suppliers, receivable from related parties, trade accounts payable, other payables and accrued expenses, advances from customers, and payable to related parties approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents – Cash and cash equivalents include interest bearing and non-interest bearing bank deposits, money market accounts, and short-term certificates of deposit with original maturities of three months or less.

Trade Receivables and Allowance for Doubtful Accounts – Trade accounts receivables are carried at original invoiced amounts less an allowance for doubtful accounts. As a result of trade receivables being collected subsequent to the balance sheet dates, allowances for doubtful accounts were not recorded at December 31, 2005.

Inventory – Inventories are stated at the lower of cost or net realizable value, on an average cost basis.

Valuation of Long-lived Assets – The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. When such an event occurs, the Company projects the undiscounted cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If projections were to indicate that the carrying value of the long-lived asset will not be recovered, the carrying value of the long-lived asset is reduced by the estimated excess of the carrying value over the projected discounted cash flows.

In connection with the agreement between Eastern Nano and Shengda Nano and Shengda Chemical in November 2004 (See Note 1), an appraisal of the assets transferred indicated that long-lived assets of the Nano-Materials and Chemical segments were impaired. The book value of the long-lived assets exceeded their appraised value by $230,846, which impairment loss was recognized against Nano-Materials and Chemical segments during November 2004 in the amounts of $63,765 and $167,081, respectively.

Property and Equipment – Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the statements of operations in the period of disposition, determined by reference to their carrying amounts.

Intangible Assets – Acquisition costs of patents, trademarks, licenses, techniques, formulas, land use rights, and other intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives. For those intangible assets, such as patents, with legal protection over a period, their useful life is the protected period. Others that do not have legal protection periods are amortized generally over 5 to 10 years. The Company does not capitalize internally generated intangible assets. Prior to the transfer of the intangible assets to Shengda Nano and Shengda Chemical described in Note 1, the Company was amortizing land use rights over 50 years and patent techniques over 20 years.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Advances to Suppliers and Advances from Customers – The Company, as is the common practice in the PRC, will often pay advance payments to suppliers for materials, or receive advance payments from customers. Advances to suppliers were $128,963 as of September 30, 2006 (unaudited), $262,591 and $0 as of December 31, 2005 and 2004, respectively. Advances from customers were $0 as of September 30, 2006 (unaudited), and $0 and $75,515 as of December 31, 2005 and 2004, respectively.

Revenue Recognition – The Company recognizes revenues from the sale of products when they are realized and earned. The Company considers revenue realized or realizable and earned when (1) it has persuasive evidence of an arrangement, (2) shipping has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Revenues are not recognized until products have been shipped to the client, risk of loss has transferred to the client and client acceptance has been obtained, client acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in client acceptance provisions have been satisfied. The Company sells all products to end users and recognizes revenues when the products are shipped. The Company has no post-delivery obligations on its products sold.

Cost of Products Sold – Cost of products sold include wages, materials, handling charges, and other expenses associated with the manufacture and delivery of product.

Shipping and Handling Costs – Shipping and handling billed to customers is recorded as revenue. Shipping and handling costs are included in cost of products sold.

Research and product development expenses –Research and product development expenses include researching, developing, and testing of the Company’s products. During the nine months ended September 30, 2006, such expenses were $0 (unaudited). For the years ended December 31, 2005, 2004, and 2003, research and product development expenses were $103,617, $2,413, and $0, respectively.

Retirement Benefit Plans – The Company contributes to various employee retirement benefit plans organized by provincial governments under which it is required to make monthly contributions at rates prescribed by the related provincial governments. The provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees of the Company. Contributions to these plans are charged to expense as incurred.

Basic and Diluted Earnings per Share – The computation of basic and diluted earning per share is based on the weighted average number of shares outstanding during the period presented. The transaction with the Company referred to in Note 1 was recognized as a 4.5 for 1 stock split of the Faith Bloom common stock, and the outstanding shares of the Company have been restated retroactively to take this stock split into effect.

Comprehensive Income – Other comprehensive income presented in the accompanying consolidated financial statements consists of foreign currency translation adjustments.

Credit Risk – The carrying amounts of trade accounts receivable and other non-trade receivables included in the consolidated balance sheets represent the Company’s exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. The Company performs ongoing credit evaluations of each customer’s financial condition. The Company maintains allowances for doubtful accounts and such allowances in the aggregate did not exceeded management’s estimations.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Recently Enacted Accounting Standards – On January 1, 2006, the Company adopted SFAS No. 151, Inventory Costs – An Amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges. Additionally, SFAS 151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The effects of adoption of SFAS 151 were not material.

On January 1, 2006, the Company adopted FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which revises SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123R also superseded APB 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Under SFAS 123R, share-based payments to employees, including the fair value of grants of employee stock options, are recognized in the income statement at their fair value, generally over the option vesting period. The effects of adoption of SFAS 123R were not material.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“SFAS 153”). SFAS 153 eliminated the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Non-monetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The effects of adoption of SFAS 153 were not material.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The effects of adoption of SFAS 154 were not material.

In June 2005, the FASB Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 05-6, Determining the Amortization Period for Leasehold Improvements. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. The effects of adoption of EITF No. 05-6 were not material.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140 (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and related interpretations. SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to recognition as liabilities. SFAS 155 eliminates the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for the Company for all financial instruments acquired or issued beginning January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140 (SFAS 140). SFAS 156 amends SFAS 140 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to use either the amortization method or the fair value measurement method for each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for the Company as of January 1, 2007. The impact of adoption of this statement on the Company’s consolidated financial statements, if any, has not yet been determined.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition classification, interest and penalties, accounting in interim periods, disclosure, and transition. The interpretation is effective for the fiscal years beginning after December 15, 2006. The impact of adoption of this interpretation on the Company’s consolidated financial statements, if any, has not yet been determined.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  SFAS 157 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”).  Under SFAS 158, companies must recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets.  The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006.  The Company is currently evaluating the impact of this new standard but it is not expected to have a significant effect on the consolidated financial statements for the year ending December 31, 2006.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

NOTE 3 – OTHER NON-TRADE RECEIVABLES

Other non-trade receivables consisted of the following:

	September 30	December 31
	2006	2005	2004
	(unaudited)
Income tax refund	$3,008,714	$3,981,037	$—
Other receivables	1,071,061	33,824	1,472
Total other non-trade receivables	$4,079,775	$4,014,861	$1,472

NOTE 4 – INVENTORY

Inventory consisted of the following:

	September 30,	December 31,
	2006	2005	2006
	(unaudited)
Raw materials	$2,137,565	$820,025	$1,085,507
Finished goods	707,300	658,485	178,982
Total inventory	$2,844,865	$1,478,510	$1,264,489

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
Building	$1,831,453	$70,262	$4,072,497
Plant, machinery and equipment	20,608,977	10,982,828	11,635,853
Motor vehicle	41,456	—	142,645
Office equipment	5,237,207	72,046	97,871
Other	65,872	—	—
Total	27,784,965	11,125,136	15,948,866
Less: Accumulated depreciation	(3,263,944)	(2,545,460)	(3,401,624)
Property, plant and equipment, net	$24,521,021	$8,579,676	$12,547,242

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which were as follows:

Asset	Life
Building	15-25
Plant, machinery and equipment	10-17
Motor vehicle	5-10
Office equipment	3-5

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Depreciation expense for the nine months ended September 30, 2006 and 2005 (unaudited) was $659,681 and $860,255, respectively. For the years ended December 31, 2005, 2004 and 2003, depreciation expense was $1,009,577, $903,930 and $866,235, respectively.

NOTE 6 – INTANGIBLE ASSETS

The Company owned intangible assets consisting of a land use right and a proprietary non-patent production technique. Upon the reorganization of the Company in 2005, the land use right and the non-patent production technique were distributed to Shengda Chemical and Shengda Nano (See Note 1). Prior to the distribution, the Company recognized amortization expense of $69,249 for the nine months ended September 30, 2005 (unaudited) and for the years ended December 31, 2005, 2004 and 2003, the Company recognized amortization expense of $69,249, $188,367 and $188,856, respectively.

NOTE 7 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consisted of the following:

	September 30,	December 31
	2006	2005	2004
	(unaudited)
Other payables	$994,285	$607,683	$714,006
Welfare expense payable	492,178	484,568	424,932
Utility payments	954,358	844,270	514,466
Total other payables and accrued expenses	$2,440,821	$1,936,971	$1,653,404

NOTE 8 – INCOME TAXES

The Company changed its fiscal year to December to conform to the fiscal year of its operating subsidiaries. The Company is not subject to any income taxes in the United States or the British Virgin Islands. The Company’s pre-tax income is comprised entirely from operations in the PRC. Enterprises with foreign investment and foreign enterprises doing business in the PRC are generally subject to federal (state) enterprise income tax at a rate of 30% and a local income tax at a rate of 3%. Effective at the beginning of 2005, the Company was granted a “tax holiday” that allows the Company to be exempt from both the federal and local income taxes for the first two profitable years. The “tax holiday” allows the Company to be exempt from 50% of both the federal and local income taxes during the third through the fifth years. The reduced federal and local rates for 2007 through 2009 are 15% and 1.5%, respectively.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Income and other taxes payable consisted of:

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
Value added tax	$568,758	$384,054	$1,561,308
Income tax	—	862,223	1,549,772
Surtax, insurance, other	82,405	35,782	604,798
Total income and other taxes payable	$651,163	$1,282,059	$3,715,878

The provision for income taxes consisted of the following:

	For the Nine Months ended September 30,		For the Years ended December 31
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
Currently payable	$—	$—	$—	$4,144,713	$1,624,547
Provision for income taxes	$—	$—	$—	$4,144,713	$1,624,547

Following is a reconciliation of income taxes calculated at the federal and local statutory rates (30% and 3%, respectively) to actual income tax expense:

	For the Nine Months Ended September 30,		For the Years Ended December 31
	2006	2005	2005	2004	2003
	(unaudited	(unaudited)
Income tax calculation at the federal and local statutory rates (30% and 3% respectively)	$3,754,841	$3,926,809	$5,267,615	$3,813,827	$1,357,871
Non—refundable monthly overpayments based on preliminary estimates	—	—	—	330,886	266,676
Tax holiday	(3,754,841)	(3,926,809)	(5,267,615)	—	—
Actual income tax expense	$—	$—	$—	$4,144,733	$1,624,577

If the Company had not been in “tax holiday” for the nine months ended September 30, 2006 and 2005 the provision for income taxes would have been $3,754,841 and $3,926,809, respectively, net income after income tax would have been $7,623,466 and $7,972,612, respectively, and basic and earnings per share would have been $.15 and $.09, respectively. For the year ended December 31, 2005, the provision for income taxes would have been $5,267,615, net income after income tax would have been $10,694,856, and basic and diluted earnings per share would have been $0.17.

Deferred taxes with respect of temporary timing differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

NOTE 9 – STOCKHOLDERS’ EQUITY

Receivable from Shareholder – Since Eastern Nano was not incorporated in the PRC, approval was obtained from the government to organize Haize Nano and Bangsheng Chemical in the PRC. Capital contributions totaling $8,609,846 were approved, and Haize Nano and Bangsheng Chemical initially received 60% of the approved contribution, or $3,382,507 and $1,782,416, respectively. Upon the reorganization described in Note 1, the remaining 40% was recorded as a receivable from a shareholder until such amount was collected at the end of December 31, 2005.

NOTE 10 - SEGMENT INFORMATION

The Company operates in the following segments:

Nano-Materials – The Company is engaged in the development, manufacture, and marketing of nano-sized ultra fine Precipitated Calcium Carbonated (NPCC). Limestone is converted into NPCC by a proprietary production method. The unique chemical and physical attributes make NPCC a valuable functional ingredient in tire products.

Chemical – The Company is also engaged in the manufacture and sale of ammonia-based products, namely ammonium bicarbonate, liquid ammonia, and methanol. The ammonia-based products are mainly used as chemical fertilizers and raw materials for the production of other chemical products (both organic and inorganic,) including formaldehyde and pesticides.

Certain segment information as of and for the years ended December 31, 2005, 2004, 2003 and as of and for the nine months ended September 30, 2006 and 2005 is as follows:

Year Ended December 31, 2003	Chemical	Nano-Materials	Total
Sale of products	$22,329,209	$7,928,481	$30,257,690
Cost of products sold	19,280,693	5,087,965	24,368,658
Selling expenses	61,892	401,871	463,763
General and administrative expenses	570,825	527,232	1,098,057
Depreciation and amortization	511,833	543,258	1,055,091
Interest expense	20,048	199,342	219,390
Segment income	1,387,163	1,103,051	2,490,214
Segment assets	16,782,343	13,108,925	29,891,268
Expenditures for segment assets	1,555,632	1,303,252	2,858,884

Year Ended December 31, 2004	Chemical	Nano-Materials	Total
Sale of products	$37,369,278	$12,741,169	$50,110,447
Cost of products sold	28,526,258	8,124,449	36,650,707
Selling expenses	48,562	714,264	763,186
General and administrative expenses	499,624	426,550	926,174
Impairment of property and equipment	167,081	63,765	230,846
Depreciation and amortization	537,710	554,587	1,092,297
Interest expense	—	5,331	5,331
Segment income	5,328,403	2,083,935	7,412,338
Segment assets	23,096,848	12,683,458	35,780,306
Expenditures for segment assets	701,619	—	701,619

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Year Ended December 31, 2005	Chemical	Nano-Materials	Total
Sale of products	$43,985,596	$14,613,733	$58,599,329
Cost of products sold	31,752,100	9,264,339	41,016,439
Selling expenses	69,264	796,074	865,338
General and administrative expenses	541,018	426,339	967,357
Depreciation and amortization	528,151	550,675	1,078,826
Segment income	11,827,016	4,135,455	15,962,471
Segment assets	18,691,092	11,266,236	29,957,328
Expenditures for segment assets	2,517,152	—	2,517,152

Nine Months Ended September 30, 2005	Chemical	Nano-Materials	Total
Sale of products	$32,525,513	$10,732,980	$43,258,493
Cost of products sold	23,265,359	6,835,139	30,100,498
Selling expenses	47,183	581,408	628,591
General and administrative expenses	444,124	242,264	686,388
Depreciation and amortization	504,854	424,650	929,504
Segment income	8,819,203	3,080,904	11,900,107
Segment assets	15,187,513	10,496,401	25,683,914
Expenditures for segment assets	2,233,090	1,431,676	3,664,766

Nine Months Ended September 30, 2006	Chemical	Nano-Materials	Total
Sale of products	$36,799,991	$12,618,138	$49,418,129
Cost of products sold	27,745,756	7,971,707	35,717,463
Selling expenses	55,148	696,694	751,842
General and administrative expenses	386,997	1,371,510	1,758,507
Depreciation and amortization	238,476	421,205	659,681
Segment income	8,779,228	3,105,366	11,884,594
Segment assets	28,227,308	31,757,744	59,985,052
Expenditures for segment assets	894,289	15,337,370	16,231,659

NOTE 11 – GEOGRAPHIC INFORMATION

The Company conducts all of its operations in the PRC.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Economic environment – Since all of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States of America. These risks include, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Foreign currency remittance – All of the Company’s revenue is earned in the PRC and is denominated in the PRC’s currency of CNY, which must be converted into other currencies before remittance out of the PRC. Both the conversion of CNY into foreign currencies and the remittance of foreign currencies abroad require approval of the PRC government.

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

Leases – After the reorganization of Haize Nano and Bangsheng Chemical into Eastern Nano, Haize Nano and Bangsheng Chemical entered into agreements to lease land, land use rights, buildings and certain equipment from Shengda Nano and Shengda Chemical. Future annual minimum lease payments under the agreements are as follows:

Years Ending December 31:	Land and Buildings	Equipment	Total
2006	$100,470	$50,025	$150,495
2007	401,878	200,099	601,977
Total commitments	$502,348	$250,124	$752,472

NOTE 13 – RELATED PARTIES

Receivable from related parties – At September 30, 2006, the Company had $1,581 of related party receivables consisting of amounts advanced to Shengda Nanomaterials Company. The amounts advanced were used primarily for the purchase of equipment and machinery and are recorded at the cost of the assets purchased. At December 31, 2005 the receivable from related parties of $943,308 consisted of a receivable from Shandong Shengda Chemical Machinery Co. Ltd. due to an overpayment by the Company.

Payable to related parties – At September 30, 2006, the Company owed related parties $2,519,038, of which $1,628,582 was due to Shandong Shengda Technology Joint Stock Company, $353,237 was due to Shangdong Shengda Chemical Machinery Co., Ltd., and $199,364 was due to Shengda Nanomaterials Company, and $337,855 is due to Shandong Shengda Chemical Co., Ltd.. At of December 31, 2005 the Company owed related parties $347,218, of which $193,150 was due to Shengda Haize, $135,948 was due to Shangdong Shengda Chemical Machinery Co., Ltd., and $18,121 was due to Shengda Installation. As of December 31, 2004 the Company owed related parties $52,854 of which, $46,746 was due to Shangdong Shengda Chemical Machinery Co., Ltd., and $7,438 was due to Shengda Installation. During March 2006, the Company paid HFG International, Limited, a Hong Kong Corporation, $450,000 for consulting and advisory services. The principal executive officer of HFG International, Limited is a former officer and shareholder of the Company.

NOTE 14– SUBSEQUENT EVENT

On January 3, 2007 the Board of Directors and common shareholders of Zeolite Exploration Company amended and restated the articles of incorporation of Zeolite Exploration Company. The articles of incorporation were amended to change the name of Zeolite Exploration Company to ShengdaTech, Inc. Subsequently, they increased the number of total shares authorized from 100,000,000 common shares to 110,000,000 total shares, of which 10,000,000 are preferred shares and 100,000,000 are common shares. All shares have a par value of $0.00001.

NOTE 15– PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Basis of presentation

For the purpose of presenting parent company only condensed financial information, the basis used in this presentation assumes the reorganization and the change of the reporting entity had taken place for all periods presented. The investment in the consolidated subsidiaries, which occurred on March 31, 2006, is recorded under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under PRC laws and regulations, there are restrictions on the Company’s ability to transfer substantially all of its assets out of the PRC, regardless of the form of such transfer (dividends, loans, advances) (Note 12).

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

SHENGDATECH, INC.
CONDENSED BALANCE SHEETS

	September 30,	December 31,
	2006	2005	2004
	(unaudited)
ASSETS
Current Assets
Cash	$-	$-	$-
Total Current Assets	-	-	-
Investment in consolidated subsidiary	50,968,417	24,772,588	28,249,003

Total Assets	$50,968,417	$24,772,588	$28,249,003

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$6,818	$-	$-
Total Current Liabilities	6,818	-	-

Shareholders' Equity
Preferred stock - $0.00001 par value; 10,000,000 shares authorized, no shares outstanding	-	-	-
Common stock - $0.00001 par value; 100,000,000 shares authorized, 54,095,103 shares outstanding at September 30, 2006, 45,120,000 and 87,305,912 shares outstanding at December 31, 2005 an 2004, respectively	541	451	873
Additional paid-in capital	22,641,997	8,608,864	16,657,514
Retained earnings	27,340,778	15,962,471	11,590,085
Cummulative other comprehensive income	1,048,610	200,802	531
Total Shareholders' Equity	51,031,926	24,772,588	28,249,003

Total Liabilities and Shareholders' Equity	$51,038,744	$24,772,588	$28,249,003

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

SHENGDATECH, INC.
CONDENSED STATEMENT OF OPERATIONS

	For the Nine Months Ended September 30		For the Years Ended December 31
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
Revenue::
Consolidated subsidiary	$11,879,914	$11,899,421	$15,962,741	$11,557,051	$4,114,761
Total Revenue	11,879,914	11,899,421	15,962,741	11,557,051	4,114,761
Operating Expenses	501,607	—	—	—	—
Cash Flows from Investing Activities:
Income Before Income Taxes:	11,378,307	11,899,421	15,962,471	11,557,051	4,114,761
Provision for income taxes	—	—	—	(4,144,713)	(1,624,547)
Net Income	$11,378,307	$11,899,421	$15,962,741	$7,412,338	$2,490,214
Comprehensive income: foreign currency translation adjustments	152,326	253,639	200,271	1,528	(1,142)
Comprehensive income	$11,530,633	$12,153,060	$16,162,742	$7,413,866	$2,489,072
Basic and Diluted Earnings Per Share	$0.23	$0.14	$0.25	$0.08	$0.03
Basic and Diluted Weighted Average Shares Outstanding	51,103,403	87,305,912	64,445,210	87,305,912	87,305,912

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

SHENGDATECH, INC.
CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (unaudited)

	Common Shares		Additional Paid-In	Receivable From	Retained Earnings	Accumulated Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Shareholder	(Deficit)	Income	Equity
Balance as of December 31, 2002	87,305,912	$873	$16,657,514	$—	$1,687,533	$145	$18,346,065
Net income for the year	—	—	—	—	2,490,214	—	2,490,214
Foreign currency translation adjustment	—	—	—	—	—	(1,142)	(1,142)
Balance, December 31, 2003	87,305,912	873	16,657,514	—	4,177,747	(997)	20,835,137
Net income for the year	—	—	—	—	7,412,338	—	7,412,338
Foreign currency translation adjustment	—	—	—	—	—	1,528	1,528
Balance, December 31, 2004	87,305,912	873	16,657,514	—	11,590,085	531	28,249,003
Non-cash capital contribution	45,124,979	451	8,609,395	(3,444,924)	—	—	5,164,922
Distribution to shareholders	(87,310,891)	(873)	(16,658,045)	—	(11,590,085)	—	(28,249,003)
Collection of receivable from shareholder	—	—		3,444,924	—	—	3,444,924
Net income for the year	—	—		—	15,962,471	—	15,962,471
Foreign currency translation adjustment	—	—	—	—	—	200,271	200,271
Balance, December 31, 2005	45,120,000	451	8,608,864	—	15,962,471	200,802	24,772,588
Shares issued for cash, $2.39 per share (unaudited)	5,837,603	58	13,969,656	—	—	—	13,969,714
Shares issued to acquire Faith Bloom Limited recorded as a reverse acquisition (unaudited)	3,137,500	31	63,478	—	—	—	63,509
Net income for the period (unaudited)	—	—	—	—	11,378,307	—	11,378,307
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	847,808	847,808
Balance, September 30, 2006 (unaudited)	54,095,103	$541	$22,641,997	$—	$27,340,778	$1,048,610	$51,031,926

SHENGDATECH, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Information as of September 30, 2006 and for the nine months ended
September 30, 2006 and 2005 is unaudited)

SHENGDATECH, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30		For the Years Ended December 31
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$11,378,307	$11,899,421	$15,962,471	$7,412,338	$2,490,214
Adjustments to reconcile net income to net cash provided by operating activities:
Earnings of subsidiary	(10,876,700)	(11,899,421)	(15,962,471)	(7,412,338)	(2,490,214)
Operating expenses	(501,607)
Net Cash Provided by Operating Activities	—	—	—	—	—
Net Increase (Decrease) in Cash
Cash and Cash Equivalents at Beginning of Period	—	—	—	—	—
Cash and Cash Equivalents at End	$—	$—	$—	$—	$—